05053202

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.
Exact Name of Registrant as Specified in Charter

0001324528
Registrant CIK Number

Form 8-K, April 28, 2005, Series 2005-FF4
FIRST FRANKLIN MORTGAGE LOAN TRUST 2005-FF4

333-121661-11

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 28, 2005

FINANCIAL ASSET SECURITIES CORP.

By: ______________________

Name: Frank Skibo

Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2005-FF4

Marketing Materials

$1,268,625,000 (Approximate)

Financial Asset Securities Corp.
Depositor

National City Home Loan Services, Inc.
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Lead Underwriter

WaMu Capital Corp. **Morgan Keegan & Co.**
Co-Underwriters

FOR ADDITIONAL INFORMATION PLEASE CALL:

RBS GREENWICH CAPITAL	
Asset-Backed Finance	
Patrick Leo	(203) 618-2952
Greg McSweeeney	(203) 618-2429
Trading	
Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160
Frank Skibo	(203) 625-6160

RATING AGENCIES	
Moody's	
Deepika Kothari	(201) 915-8732
S&P	
Michael McCormick	(212) 438-1937
Fitch	
Mark Zelmanovich	(212) 908-0259

Preliminary Term Sheet ***Date Prepared: March 29, 2005***

$1,268,625,000 (Approximate)
First Franklin Mortgage Loan Trust 2005-FF4
Asset-Backed Certificates, Series 2005-FF4

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[4]	Payment Window Call/Mat[4]	Expected Rating Moody's/S&P/Fitch	Assumed Final Distribution Date	Certificate Type
I-A1	$713,502,000	2.64/ 2.82	1-78/ 1-169	Aaa/AAA/AAA	May 2035	Floating Rate Senior
II-A1	$91,800,000	1.00/ 1.00	1-19/ 1-19	Aaa/AAA/AAA	May 2035	Floating Rate Senior
II-A2	$85,330,000	2.00/ 2.00	19-29/ 19-29	Aaa/AAA/AAA	May 2035	Floating Rate Senior
II-A3	$92,580,000	3.50/ 3.50	29-65/ 29-65	Aaa/AAA/AAA	May 2035	Floating Rate Senior
II-A4	$35,513,000	6.27/ 7.63	65-78/ 65-163	Aaa/AAA/AAA	May 2035	Floating Rate Senior
M-1	$66,938,000	4.63/ 5.05	39-78/ 39-141	Aa2/AA+/AA+	May 2035	Floating Rate Subordinate
M-2	$33,788,000	4.61/ 5.01	38-78/ 38-131	Aa3/AA/AA	May 2035	Floating Rate Subordinate
M-3	$23,588,000	4.59/ 4.98	38-78/ 38-125	A1/AA-/AA-	May 2035	Floating Rate Subordinate
M-4	$22,950,000	4.59/ 4.95	38-78/ 38-120	A2/A+/A+	May 2035	Floating Rate Subordinate
M-5	$23,588,000	4.59/ 4.92	37-78/ 37-114	A3/A/A	May 2035	Floating Rate Subordinate
M-6	$16,575,000	4.58/ 4.86	37-78/ 37-107	Baa1/A-/A-	May 2035	Floating Rate Subordinate
M-7	$15,300,000	4.58/ 4.81	37-78/ 37-101	Baa2/BBB+/BBB+	May 2035	Floating Rate Subordinate
M-8	$14,663,000	4.58/ 4.73	37-78/ 37-93	Baa3/BBB/BBB	May 2035	Floating Rate Subordinate
M-9	$12,113,000	4.56/ 4.59	37-78/ 37-84	NR/BBB-/BBB-	May 2035	Floating Rate Subordinate
B-1[5]	$9,563,000	4.35/ 4.35	37-73/ 37-73	NR/BB+/BB	May 2035	Floating Rate Subordinate
B-2[5]	$10,834,000	3.68/ 3.68	37-60/ 37-60	NR/BB/NR	May 2035	Floating Rate Subordinate
Total:	**$1,268,625,000**					

(1) *The Class I-A1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The Class I-A1, Class II-A1, Class II-A2, Class II-A3, Class II-A4, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates are priced to call. The margin on the Class I-A1, Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates will double on the first Distribution Date after the Optional Termination Date may first be exercised. The margin on each of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates will be equal to 1.5x the original margin on the first Distribution Date after the Optional Termination may first be exercised.*

(3) *See "Net WAC Rate" herein.*

(4) *See "Pricing Prepayment Speed" herein.*

(5) *The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B-1 and Class B-2 Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.*

The representations and covenants, cashflows and structure with respect to the transaction will comply in all respects with Freddie Mac's Investment Requirements, January 2005 Version. The transaction is anticipated to be structured as a QSPE

Depositor:	Financial Asset Securities Corp.
Servicer:	National City Home Loan Services, Inc.
Lead Underwriter:	Greenwich Capital Markets, Inc.
Co-Underwriters:	WaMu Capital Corp. and Morgan Keegan & Company, Inc.
Trustee:	Deutsche Bank National Trust Company.
Originator:	First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.
Offered Certificates:	The Class I-A1 Certificates (the "***Group I Certificates***") and the Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates (together, the "***Group II Certificates***," and collectively with the Group I Certificates, the "***Class A Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together, the "***Class M Certificates***"). The Class A Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates***." The Class B-1 and Class B-2 Certificates (the "***Class B Certificates***") will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates***." The Class A Certificates, Class M Certificates and the Privately Offered Certificates are collectively referred to herein as the "***Certificates***."
Federal Tax Status:	The Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Cut-off Date:	The close of business on April 1, 2005.
Cut-off Date:	The close of business on April 1, 2005.
Expected Pricing Date:	On or about the week of March [31], 2005.
Expected Closing Date:	On or about April 28, 2005.
Expected Settlement Date:	On or about April 28, 2005.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in May 2005.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

Representations and Warranties: The Seller and/or the Originator will make certain representations and warranties with respect to the Mortgage Loans as of the Closing Date, including, but not limited to, the following:

(i) All Mortgage Loans were originated in compliance with all applicable laws, including, but not limited to, all applicable anti-predatory lending laws; and
(ii) no Mortgage Loan is a High Cost Loan or a Covered Loan, as applicable (as such terms are defined in Standard & Poor's LEVELS Version 5.6 Glossary Revised, Appendix E).

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Initial Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $775,304,435, of which: (i) approximately $ 568,689,640 consisted of a pool of conforming balance fixed-rate and adjustable-rate, first-lien, fully amortizing and balloon mortgage loans (the "***Group I Initial Mortgage Loans***") and (ii) approximately $ 206,614,795 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate, first-lien, fully amortizing and balloon mortgage loans (the "***Group II Initial Mortgage Loans***" together with the Group I Initial Mortgage Loans, the "***Initial Mortgage Loans***").

With respect to approximately [37.63]% of the Mortgage Loans, First Franklin also originated a second lien mortgage loan at the time of originating the first lien mortgage loan.

On or prior to the Closing Date, it is expected that certain of the Initial Mortgage Loans may be removed from the trust and certain other similar mortgage loans may be added to the trust.

On the Closing Date, there may be up to [2.00]% of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date that are 30 days or more delinquent.

Pre-funding Amount:

On the Closing Date, the Trust will deposit approximately $499,695,565 (the "***Pre-funding Amount***"), which will consist of approximately $324,303,766 related to Group I and approximately $175,391,799 related to Group II, into an account (the "***Pre-funding Account***"). Funds on deposit in the Pre-funding Account will be used from time to time to acquire "***Subsequent Mortgage Loans***" (together with the Initial Mortgage Loans, the "***Mortgage Loans***") during the Pre-funding Period. It is expected that the composition and characteristics of the Subsequent Mortgage Loans will be similar to those of the Initial Mortgage Loans in all material respects. The Mortgage Loans shown at the end of this termsheet represent our hypothetical final pool for this transaction. Our actual final pool will have characteristics that differ from those shown herein.

The "***Pre-funding Period***" commences on the Closing Date and ends on the earlier of (i) the date on which the amount on deposit in the Pre-funding Account is less than $10,000 and (ii) July 26, 2005.

To the extent that the Trust does not fully use amounts on deposit in the Pre-funding Account to purchase Subsequent Mortgage Loans by July 26, 2005, the Trust will apply the remaining amounts as a prepayment of principal to the Offered Certificates on the Distribution Date in August 2005. Although no assurance is possible, it is not anticipated that a material amount of principal will be prepaid on the Offered Certificates from amounts in the Pre-funding Account.

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate:

The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Pass-Through Rate:

The "***Pass-Through Rate***" for each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate:

The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.

Net WAC Rate:

The "***Net WAC Rate***" on each Class of Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Maximum Cap:

The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates, *pro rata*, based on aggregate certificate principal balance of such Certificates. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360. The Yield Maintenance Agreement will terminate after the Distribution Date in September 2008.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow:

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Class A, Class M, Class B and Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Required Overcollateralization Amount: On any Distribution Date, the "***Required Overcollateralization Amount***" is equal to 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the Original Pre-Funded Amount.

Stepdown Date: The earlier to occur of
(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
(x) the Distribution Date occurring in May 2008 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 40.20%.

Credit Enhancement Percentage: The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Delinquency Trigger Event: A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [39.00]% of the current Credit Enhancement Percentage.

Loss Trigger Event: A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
May 2007 to April 2008	[1.25]% initially, plus 1/12th of [1.50]% for each month thereafter
May 2008 to April 2009	[2.75]% initially, plus 1/12th of [1.75]% for each month thereafter
May 2009 to April 2010	[4.50]% initially, plus 1/12th of [1.25]% for each month thereafter
May 2010 to April 2011	[5.75]% initially, plus 1/12th of [0.50]% for each month thereafter
May 2011 and thereafter	[6.25]%

Trigger Event: A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Credit Support:

Initial Credit Enhancement		**Target Credit Enhancement After Stepdown Date**	
Class	**Percent**	**Class**	**Percent**
A	20.10%	A	40.20%
M-1	14.85%	M-1	29.70%
M-2	12.20%	M-2	24.40%
M-3	10.35%	M-3	20.70%
M-4	8.55%	M-4	17.10%
M-5	6.70%	M-5	13.40%
M-6	5.40%	M-6	10.80%
M-7	4.20%	M-7	8.40%
M-8	3.05%	M-8	6.10%
M-9	2.10%	M-9	4.20%
B-1	1.35%	B-1	2.70%
B-2	0.50%	B-2	1.00%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, eighth to the Class M-6 Certificates, ninth to the Class M-5 Certificates, tenth to the Class M-4 Certificates, eleventh to the Class M-3 Certificates, twelfth to the Class M-2 Certificates and thirteenth to the Class M-1 Certificates. Realized Losses will not be allocated to any of the Class A Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class B-1 Certificates and thirteenth, monthly interest to the Class B-2 Certificates.
2) Principal funds, as follows: monthly principal to the Class A Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown," then monthly principal to the Class B-1 Certificates as described under "Principal Paydown" and then monthly principal to the Class B-2 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Class A, Class M and Class B Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below.
4) Any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates, and then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates and then any unpaid applied Realized Loss amount to the Class B-2 Certificates.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Class A Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then

to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.

6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal will be distributed to the Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates, sequentially, to such class of certificates until the certificate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1. Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Class A Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates, 10) Class B-1 Certificates and 11) the Class B-2 Certificates.

2. On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, generally pro rata based on the principal collected in the related loan group, such that the Class A Certificates will have at least 40.20% credit enhancement, second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least 29.70% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 24.40% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 20.70% credit, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 17.10% credit, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 13.40% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 10.80% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 8.40% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 6.10% credit enhancement , tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 4.20% credit enhancement, eleventh, to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 2.70% credit enhancement and twelfth the Class B-2 Certificates such that the Class B-2 Certificates will have at least 1.00% credit enhancement (subject, in the case of the most subordinate certificate outstanding).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class I-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.56	3.04	2.64	2.25	1.91
MDUR (yr)	3.24	2.80	2.46	2.12	1.81
First Prin Pay	1	1	1	1	1
Last Prin Pay	110	92	78	66	56

Class I-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.81	3.24	2.82	2.40	2.04
MDUR (yr)	3.41	2.95	2.59	2.24	1.92
First Prin Pay	1	1	1	1	1
Last Prin Pay	235	198	169	146	123

Class II-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.22	1.10	1.00	0.90	0.83
MDUR (yr)	1.18	1.06	0.97	0.88	0.81
First Prin Pay	1	1	1	1	1
Last Prin Pay	23	21	19	17	16

Class II-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.22	1.10	1.00	0.90	0.83
MDUR (yr)	1.18	1.06	0.97	0.88	0.81
First Prin Pay	1	1	1	1	1
Last Prin Pay	23	21	19	17	16

Weighted Average Life Tables

Class II-A2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.52	2.22	2.00	1.80	1.64
MDUR (yr)	2.39	2.11	1.91	1.72	1.58
First Prin Pay	23	21	19	17	16
Last Prin Pay	38	33	29	26	24

Class II-A2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.52	2.22	2.00	1.80	1.64
MDUR (yr)	2.39	2.11	1.91	1.72	1.58
First Prin Pay	23	21	19	17	16
Last Prin Pay	38	33	29	26	24

Class II-A3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.85	4.09	3.50	2.85	2.38
MDUR (yr)	4.42	3.77	3.26	2.69	2.26
First Prin Pay	38	33	29	26	24
Last Prin Pay	91	76	65	54	35

Class II-A3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.85	4.09	3.50	2.85	2.38
MDUR (yr)	4.42	3.77	3.26	2.69	2.26
First Prin Pay	38	33	29	26	24
Last Prin Pay	91	76	65	54	35

Weighted Average Life Tables

Class II-A4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	8.84	7.38	6.27	5.28	4.16
MDUR (yr)	7.59	6.47	5.60	4.79	3.83
First Prin Pay	91	76	65	54	35
Last Prin Pay	110	92	78	66	56

Class II-A4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	10.84	8.98	7.63	6.37	5.07
MDUR (yr)	8.94	7.63	6.63	5.65	4.57
First Prin Pay	91	76	65	54	35
Last Prin Pay	230	192	163	137	115

Class M-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.28	4.63	4.22	4.18
MDUR (yr)	5.54	4.73	4.20	3.87	3.84
First Prin Pay	41	37	39	42	45
Last Prin Pay	110	92	78	66	56

Class M-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.90	5.77	5.05	4.57	4.47
MDUR (yr)	5.95	5.09	4.52	4.14	4.08
First Prin Pay	41	37	39	42	45
Last Prin Pay	198	165	141	120	101

Weighted Average Life Tables

Class M-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.28	4.61	4.13	3.92
MDUR (yr)	5.53	4.73	4.18	3.78	3.61
First Prin Pay	41	37	38	40	43
Last Prin Pay	110	92	78	66	56

Class M-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.87	5.75	5.01	4.46	4.19
MDUR (yr)	5.92	5.06	4.48	4.04	3.84
First Prin Pay	41	37	38	40	43
Last Prin Pay	185	154	131	110	93

Class M-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.28	4.59	4.10	3.82
MDUR (yr)	5.51	4.71	4.15	3.74	3.52
First Prin Pay	41	37	38	40	41
Last Prin Pay	110	92	78	66	56

Class M-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.84	5.73	4.98	4.41	4.08
MDUR (yr)	5.88	5.03	4.44	3.99	3.73
First Prin Pay	41	37	38	40	41
Last Prin Pay	177	147	125	105	88

Weighted Average Life Tables

Class M-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.28	4.59	4.06	3.77
MDUR (yr)	5.50	4.70	4.15	3.71	3.46
First Prin Pay	41	37	38	39	40
Last Prin Pay	110	92	78	66	56

Class M-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.82	5.70	4.95	4.36	4.01
MDUR (yr)	5.85	5.00	4.42	3.94	3.66
First Prin Pay	41	37	38	39	40
Last Prin Pay	170	141	120	101	85

Class M-5 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.28	4.59	4.05	3.72
MDUR (yr)	5.49	4.69	4.14	3.69	3.42
First Prin Pay	41	37	37	38	39
Last Prin Pay	110	92	78	66	56

Class M-5 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.77	5.66	4.92	4.32	3.94
MDUR (yr)	5.81	4.97	4.38	3.90	3.60
First Prin Pay	41	37	37	38	39
Last Prin Pay	162	134	114	96	81

Weighted Average Life Tables

Class M-6 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.28	4.58	4.03	3.69
MDUR (yr)	5.37	4.61	4.06	3.63	3.35
First Prin Pay	41	37	37	38	39
Last Prin Pay	110	92	78	66	56

Class M-6 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.71	5.61	4.86	4.26	3.88
MDUR (yr)	5.64	4.84	4.27	3.80	3.50
First Prin Pay	41	37	37	38	39
Last Prin Pay	152	126	107	90	76

Class M-7 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.28	4.58	4.03	3.65
MDUR (yr)	5.35	4.60	4.05	3.62	3.31
First Prin Pay	41	37	37	38	38
Last Prin Pay	110	92	78	66	56

Class M-7 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.64	5.55	4.81	4.22	3.81
MDUR (yr)	5.57	4.78	4.22	3.76	3.43
First Prin Pay	41	37	37	38	38
Last Prin Pay	143	118	101	84	71

Weighted Average Life Tables

Class M-8 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.28	4.58	4.01	3.65
MDUR (yr)	5.25	4.52	3.99	3.55	3.27
First Prin Pay	41	37	37	37	38
Last Prin Pay	110	92	78	66	56

Class M-8 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.51	5.45	4.73	4.12	3.75
MDUR (yr)	5.39	4.64	4.10	3.64	3.35
First Prin Pay	41	37	37	37	38
Last Prin Pay	132	110	93	78	66

Class M-9 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.27	5.26	4.56	3.99	3.60
MDUR (yr)	5.02	4.34	3.85	3.44	3.15
First Prin Pay	41	37	37	37	37
Last Prin Pay	110	92	78	66	56

Class M-9 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.29	4.59	4.00	3.62
MDUR (yr)	5.05	4.36	3.87	3.45	3.16
First Prin Pay	41	37	37	37	37
Last Prin Pay	119	98	84	70	60

Weighted Average Life Tables

Class B-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.97	5.00	4.35	3.81	3.45
MDUR (yr)	4.84	4.18	3.71	3.31	3.03
First Prin Pay	41	37	37	37	37
Last Prin Pay	103	85	73	61	52

Class B-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.97	5.00	4.35	3.81	3.45
MDUR (yr)	4.84	4.18	3.71	3.31	3.03
First Prin Pay	41	37	37	37	37
Last Prin Pay	103	85	73	61	52

Class B-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.93	4.16	3.68	3.32	3.14
MDUR (yr)	4.14	3.58	3.21	2.93	2.79
First Prin Pay	41	37	37	37	37
Last Prin Pay	84	70	60	51	44

Class B-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.93	4.16	3.68	3.32	3.14
MDUR (yr)	4.14	3.58	3.21	2.93	2.79
First Prin Pay	41	37	37	37	37
Last Prin Pay	84	70	60	51	44

Yield Maintenance Agreement Schedule and Strike Rates For Offered Certificates and Class B Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	1,268,625,000	4.25169	10.00000	25	802,270,191	7.52466	10.00000
2	1,264,690,609	3.69562	10.00000	26	774,613,336	8.00234	10.00000
3	1,259,832,425	3.80922	10.00000	27	747,933,565	8.26702	10.00000
4	1,254,054,216	6.07777	10.00000	28	722,175,469	7.99832	10.00000
5	1,244,236,604	6.07828	10.00000	29	697,306,958	8.00628	10.00000
6	1,232,923,075	6.28265	10.00000	30	673,297,777	8.64394	10.00000
7	1,220,131,910	6.07996	10.00000	31	650,126,335	8.38375	10.00000
8	1,205,886,809	6.28688	10.00000	32	627,755,540	8.91080	10.00000
9	1,190,217,097	6.08382	10.00000	33	606,160,209	8.62036	10.00000
10	1,173,157,310	6.08354	10.00000	34	585,309,140	8.61734	10.00000
11	1,154,747,504	6.73603	10.00000	35	565,176,462	9.23609	10.00000
12	1,135,035,365	6.08816	10.00000	36	545,738,848	9.30082	10.00000
13	1,114,195,834	6.29101	10.00000	37	526,985,781	9.63176	10.00000
14	1,092,277,496	6.09431	10.00000	38	508,878,644	9.75093	10.00000
15	1,069,401,282	6.29726	10.00000	39	0	0.00000	0.00000
16	1,045,620,744	6.09399	10.00000	40	474,525,543	9.74085	10.00000
17	1,020,993,582	6.09472	10.00000	41	458,228,738	9.75005	10.00000
18	995,580,983	6.30107	10.00000				
19	969,447,394	6.09807	10.00000				
20	942,659,801	6.30717	10.00000				
21	915,288,084	6.10391	10.00000				
22	887,403,957	6.10417	10.00000				
23	859,081,193	6.79046	10.00000				
24	830,425,996	7.21962	10.00000				

Effective Available Funds Schedule for Offered Certificates and Class B Certificates

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2,3) (%)		Period	NWC (1) (%)	NWC (2,3) (%)		Period	NWC (1) (%)	NWC (2,3) (%)
1	4.25	10.00		35	9.24	10.00		69	10.85	10.85
2	3.70	10.00		36	9.30	10.00		70	10.84	10.84
3	3.81	10.00		37	9.63	10.00		71	11.99	11.99
4	6.08	10.00		38	9.75	10.00		72	10.84	10.84
5	6.08	10.00		39	10.07	10.07		73	11.19	11.19
6	6.28	10.00		40	9.74	10.00		74	10.85	10.85
7	6.08	10.00		41	9.75	10.00		75	11.20	11.20
8	6.29	10.00		42	10.54	10.54		76	10.83	10.83
9	6.08	10.00		43	10.21	10.21		77	10.82	10.82
10	6.08	10.00		44	10.85	10.85		78	11.19	11.19
11	6.74	10.00		45	10.50	10.50		79	0.00	0.00
12	6.09	10.00		46	10.49	10.49				
13	6.29	10.00		47	11.61	11.61				
14	6.09	10.00		48	10.58	10.58				
15	6.30	10.00		49	10.93	10.93				
16	6.09	10.00		50	10.63	10.63				
17	6.09	10.00		51	10.98	10.98				
18	6.30	10.00		52	10.62	10.62				
19	6.10	10.00		53	10.62	10.62				
20	6.31	10.00		54	11.06	11.06				
21	6.10	10.00		55	10.70	10.70				
22	6.10	10.00		56	11.11	11.11				
23	6.79	10.00		57	10.75	10.75				
24	7.22	10.00		58	10.74	10.74				
25	7.52	10.00		59	11.89	11.89				
26	8.00	10.00		60	10.80	10.80				
27	8.27	10.00		61	11.15	11.15				
28	8.00	10.00		62	10.86	10.86				
29	8.01	10.00		63	11.21	11.21				
30	8.64	10.00		64	10.84	10.84				
31	8.38	10.00		65	10.83	10.83				
32	8.91	10.00		66	11.21	11.21				
33	8.62	10.00		67	10.84	10.84				
34	8.62	10.00		68	11.22	11.22				

(1) Assumes 1mLIBOR stays at 2.850% and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes proceeds from the related Yield Maintenance Agreement included.

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	2.850	3.379	1.01	1.01	46	5.006	5.122	4.80	3.96
2	3.142	3.564	0.62	0.34	47	5.029	5.143	5.13	4.48
3	3.254	3.722	0.70	0.33	48	5.058	5.163	4.80	3.97
4	3.454	3.881	3.00	2.39	49	5.085	5.180	4.91	4.13
5	3.641	4.021	3.00	2.20	50	5.104	5.193	4.80	3.97
6	3.790	4.142	3.10	2.18	51	5.120	5.203	4.91	4.14
7	3.942	4.251	2.99	1.89	52	5.134	5.210	4.80	3.94
8	4.080	4.342	3.10	1.90	53	5.146	5.215	4.80	3.93
9	4.191	4.417	2.99	1.65	54	5.155	5.216	4.91	4.13
10	4.279	4.479	2.99	1.56	55	5.161	5.213	4.81	3.94
11	4.358	4.532	3.31	1.92	56	5.164	5.209	4.92	4.13
12	4.432	4.578	2.99	1.40	57	5.163	5.206	4.81	3.95
13	4.480	4.618	3.09	1.51	58	5.159	5.205	4.81	3.95
14	4.519	4.657	2.99	1.32	59	5.152	5.206	5.14	4.52
15	4.557	4.692	3.09	1.43	60	5.140	5.209	4.87	4.05
16	4.590	4.723	2.98	1.24	61	5.138	5.216	4.98	4.23
17	4.627	4.753	2.97	1.20	62	5.147	5.224	4.94	4.13
18	4.672	4.778	3.08	1.31	63	5.155	5.232	5.05	4.30
19	4.704	4.790	2.96	1.12	64	5.163	5.240	4.94	4.11
20	4.725	4.794	3.07	1.26	65	5.171	5.248	4.94	4.11
21	4.740	4.802	2.95	1.09	66	5.180	5.256	5.05	4.33
22	4.769	4.814	2.95	1.05	67	5.187	5.264	4.95	4.15
23	4.775	4.827	3.29	1.55	68	5.195	5.272	5.06	4.36
24	4.740	4.844	3.82	2.17	69	5.203	5.279	4.96	4.18
25	4.730	4.872	3.97	2.39	70	5.210	5.287	4.96	4.17
26	4.771	4.906	4.43	2.91	71	5.218	5.294	5.29	4.72
27	4.809	4.937	4.53	3.03	72	5.225	5.301	4.97	4.19
28	4.844	4.964	4.41	2.81	73	5.232	5.309	5.08	4.37
29	4.877	4.987	4.40	2.77	74	5.240	5.316	4.98	4.21
30	4.906	5.006	4.50	3.25	75	5.247	5.323	5.09	4.39
31	4.931	5.020	4.37	3.05	76	5.254	5.330	4.99	4.20
32	4.952	5.028	4.47	3.42	77	5.261	5.337	5.00	4.20
33	4.968	5.032	4.35	3.21	78	5.268	5.344	5.11	4.40
34	4.980	5.031	4.33	3.19	79	5.274	5.351	0.00	0.00
35	4.986	5.028	4.56	3.55					
36	4.987	5.024	4.57	3.51					
37	4.981	5.020	4.67	3.69					
38	4.973	5.017	4.78	3.78					
39	4.966	5.018	4.90	3.98					
40	4.962	5.022	4.79	3.80					
41	4.961	5.029	4.80	3.81					
42	4.962	5.041	4.91	4.10					
43	4.967	5.057	4.80	3.92					
44	4.975	5.077	4.91	4.17					
45	4.988	5.099	4.80	3.97					

(1) Assumes the Pricing Prepayment Speed.

(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing and servicing fees), less total interest on the Offered Certificates and Class B Certificates divided by (b) collateral balance as of the beginning period and (c) times 12.

BREAKEVEN LOSSES

LOSS COVERAGE

Class	**M-1**	**M-2**	**M-3**	**M-4**	**M-5**	**M-6**
Rating (M/S/F)	Aa2/AA+/AA+	Aa3/AA/AA	A1/AA-/AA-	A2/A+/A+	A3/A/A	Baa1/A-/A-
Loss Severity	**30%**	**30%**	**30%**	**30%**	**30%**	**30%**
Default	31.83 CDR	25.64 CDR	21.87 CDR	18.56 CDR	15.45 CDR	13.35 CDR
Collateral Loss	17.98%	15.77%	14.21%	12.69%	11.11%	9.94%
Loss Severity	**40%**	**40%**	**40%**	**40%**	**40%**	**40%**
Default	21.63 CDR	17.9 CDR	15.52 CDR	13.36 CDR	11.27 CDR	9.82 CDR
Collateral Loss	18.81%	16.49%	14.86%	13.26%	11.59%	10.37%
Loss Severity	**50%**	**50%**	**50%**	**50%**	**50%**	**50%**
Default	16.40 CDR	13.76 CDR	12.03 CDR	10.44 CDR	8.87 CDR	7.76 CDR
Collateral Loss	19.35%	16.95%	15.27%	13.62%	11.91%	10.63%

Class	**M-7**	**M-8**	**M-9**	**B-1**	**B-2**
Rating (M/S/F)	Baa2/BBB+/BBB+	Baa3/BBB/BBB	NR/BBB-/BBB-	NR/BB+/BB	NR/BB/NR
Loss Severity	**30%**	**30%**	**30%**	**30%**	**30%**
Default	11.52 CDR	9.77 CDR	8.33 CDR	7.3 CDR	6.49 CDR
Collateral Loss	8.85%	7.74%	6.78%	6.05%	5.46%
Loss Severity	**40%**	**40%**	**40%**	**40%**	**40%**
Default	8.54 CDR	7.29 CDR	6.25 CDR	5.5 CDR	4.93 CDR
Collateral Loss	9.23%	8.06%	7.05%	6.29%	5.70%
Loss Severity	**50%**	**50%**	**50%**	**50%**	**50%**
Default	6.78 CDR	5.81 CDR	4.99 CDR	4.42 CDR	3.97 CDR
Collateral Loss	9.46%	8.26%	7.21%	6.46%	5.85%

Assumptions

12 Month Delay
Forward LIBOR
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

Total Mortgage Loans
As of the Statistical Cut-off Date

The Mortgage Loans shown below represent our hypothetical final pool for this transaction. Our actual final pool will have characteristics that differ from those shown herein.

		Minimum	Maximum
Scheduled Principal Balance	$1,275,000,000	$22,950	$1,000,000
Average Scheduled Principal Balance	$201,454		
Number of Mortgage Loans	6,329		
Weighted Average Gross Coupon	6.785%	4.500%	10.000%
Weighted Average FICO Score	649	540	813
Weighted Average Combined Original LTV	83.64%	11.31%	103.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	357 months	175 months	360 months
Weighted Average Seasoning	2 months	0 months	13 months
Weighted Average Gross Margin	5.701%	3.250%	8.000%
Weighted Average Minimum Interest Rate	6.732%	4.500%	9.750%
Weighted Average Maximum Interest Rate	12.732%	10.500%	15.750%
Weighted Average Initial Rate Cap	2.981%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	27 months	2 months	59 months
Maturity Date		November 1, 2019	April 1, 2035
Maximum Zip Code Concentration	0.37%	92336	
ARM	90.07%		
Fixed Rate	9.93%		
1/29 6 Mo LIBOR ARM	0.24%		
2/28 6 Mo LIBOR ARM	24.36%		
3/27 6 Mo LIBOR ARM	6.94%		
5/25 6 Mo LIBOR ARM	1.14%		
5YR IO 2/28 6 Mo LIBOR ARM	40.88%		
5YR IO 3/27 6 Mo LIBOR ARM	11.38%		
5YR IO 5/25 6 Mo LIBOR ARM	4.40%		
5YR IO 6 Mo LIBOR ARM	0.59%		
6 Mo LIBOR ARM	0.15%		
Fixed Rate	9.11%		
Fixed Rate 5Yr IO	0.82%		
Interest Only	58.07%		
Not Interest Only	41.93%		
Prepay Penalty: 0 months	21.95%		
Prepay Penalty: 12 months	5.15%		
Prepay Penalty: 24 months	46.27%		
Prepay Penalty: 36 months	26.63%		

First Lien	100.00%
Full Documentation	72.69%
Limited Income Verification	1.24%
No Income Verification	17.45%
Stated Plus Documentation	8.62%
Cash Out Refinance	40.30%
Purchase	55.04%
Rate/Term Refinance	4.66%
2 Units	4.00%
3 Units	0.41%
4 Units	0.25%
Condominium	7.35%
Modular	0.03%
PUD	19.05%
Single Family	68.90%
Non-owner	2.72%
Primary	96.69%
Second Home	0.60%
Top 5 States:	
California	34.96%
Florida	7.30%
Illinois	4.07%
New York	3.96%
Michigan	3.74%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	210	8,791,858.28	0.69%	8.038	346	82.47	617
50,000.01 - 100,000.00	1,162	89,721,702.38	7.04%	7.424	353	83.73	629
100,000.01 - 150,000.00	1,468	182,507,862.08	14.31%	7.112	356	84.53	635
150,000.01 - 200,000.00	1,209	209,582,987.05	16.44%	6.858	357	84.39	643
200,000.01 - 250,000.00	733	164,161,044.69	12.88%	6.741	358	83.41	647
250,000.01 - 300,000.00	447	122,527,833.00	9.61%	6.699	357	83.49	644
300,000.01 - 350,000.00	275	88,603,856.14	6.95%	6.759	358	85.73	653
350,000.01 - 400,000.00	205	77,120,030.89	6.05%	6.620	358	84.08	652
400,000.01 - 450,000.00	183	78,080,302.18	6.12%	6.611	358	85.25	656
450,000.01 - 500,000.00	126	59,915,815.78	4.70%	6.448	358	84.14	663
500,000.01 - 550,000.00	92	48,329,399.10	3.79%	6.553	358	84.06	659
550,000.01 - 600,000.00	83	47,702,550.00	3.74%	6.492	358	82.85	664
600,000.01 - 650,000.00	54	34,072,493.64	2.67%	6.416	358	80.89	670
650,000.01 - 700,000.00	23	15,588,038.00	1.22%	6.197	358	80.39	674
700,000.01 - 750,000.00	18	13,271,076.79	1.04%	6.305	358	79.31	674
750,000.01 - 800,000.00	14	11,060,150.00	0.87%	6.002	358	73.88	709
800,000.01 - 850,000.00	12	9,892,000.00	0.78%	6.110	358	72.26	675
850,000.01 - 900,000.00	7	6,211,000.00	0.49%	6.104	358	69.62	674
900,000.01 - 950,000.00	2	1,860,000.00	0.15%	6.239	359	64.17	662
950,000.01 - 1,000,000.00	6	6,000,000.00	0.47%	6.250	357	70.44	706
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	26	7,076,730.00	0.56%	4.890	359	74.38	708
5.000 - 5.499	110	35,631,483.05	2.79%	5.279	358	79.10	698
5.500 - 5.999	737	210,760,878.46	16.53%	5.779	358	78.04	678
6.000 - 6.499	983	225,341,056.63	17.67%	6.219	358	79.76	656
6.500 - 6.999	1,545	331,864,318.63	26.03%	6.725	357	82.77	646
7.000 - 7.499	923	167,608,940.53	13.15%	7.206	357	86.81	642
7.500 - 7.999	1,101	182,344,047.71	14.30%	7.694	357	89.60	627
8.000 - 8.499	456	64,048,922.03	5.02%	8.175	355	92.03	616
8.500 - 8.999	335	40,243,113.39	3.16%	8.662	356	91.87	602
9.000 - 9.499	76	6,545,956.61	0.51%	9.143	352	90.57	593
9.500 - 9.999	36	3,497,302.96	0.27%	9.601	355	92.38	608
10.000 -10.499	1	37,250.00	0.00%	10.000	359	102.99	654
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
525-549	178	24,692,109.36	1.94%	7.831	353	75.66	544
550-574	507	76,834,376.79	6.03%	7.633	355	78.89	564
575-599	449	80,483,989.28	6.31%	7.346	357	81.15	586
600-624	1,389	249,975,085.32	19.61%	6.935	357	83.47	612
625-649	1,282	253,092,282.21	19.85%	6.808	357	84.54	637
650-674	1,069	231,321,995.89	18.14%	6.629	358	84.45	662
675-699	659	161,323,723.67	12.65%	6.423	357	84.55	686
700+	796	197,276,437.48	15.47%	6.353	357	84.85	734
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	88	12,402,566.03	0.97%	6.608	339	42.05	637
50.00- 54.99	39	5,943,850.00	0.47%	6.677	357	52.89	597
55.00- 59.99	47	11,262,710.94	0.88%	6.563	353	57.85	624
60.00- 64.99	105	23,777,151.30	1.86%	6.409	356	63.00	628
65.00- 69.99	119	26,355,861.68	2.07%	6.564	355	67.27	633
70.00- 74.99	195	43,358,131.63	3.40%	6.596	354	72.20	628
75.00- 79.99	617	121,560,344.78	9.53%	6.457	356	78.41	638
80.00	2,348	499,932,644.10	39.21%	6.326	358	80.00	657
80.01- 84.99	215	45,803,228.73	3.59%	6.943	357	83.48	621
85.00- 89.99	548	108,274,217.51	8.49%	7.094	357	86.71	629
90.00- 94.99	761	148,813,906.48	11.67%	7.296	357	90.92	641
95.00- 99.99	343	72,781,377.07	5.71%	7.425	358	96.08	662
100.00	881	150,871,137.80	11.83%	7.657	357	100.00	668
100.01+	23	3,862,871.95	0.30%	7.400	359	102.98	670
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	90	9,234,486.56	0.72%	7.228	178	74.55	629
240	4	620,000.00	0.05%	7.431	238	81.19	679
360	6,235	1,265,145,513.44	99.23%	6.781	358	83.70	649
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	90	9,234,486.56	0.72%	7.228	178	74.55	629
181-240	4	620,000.00	0.05%	7.431	238	81.19	679
301-360	6,235	1,265,145,513.44	99.23%	6.781	358	83.70	649
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	222	38,904,163.85	3.05%	6.866	357	81.54	641
20.01 -25.00	247	37,694,750.49	2.96%	7.043	352	83.20	637
25.01 -30.00	396	67,318,919.19	5.28%	6.963	357	82.60	635
30.01 -35.00	615	109,879,054.27	8.62%	6.911	357	83.14	641
35.01 -40.00	701	138,893,028.42	10.89%	6.895	356	83.67	652
40.01 -45.00	1,057	211,100,471.86	16.56%	6.901	357	84.90	649
45.01 -50.00	1,379	294,543,690.38	23.10%	6.919	358	85.58	650
50.01 -55.00	1,711	376,365,921.54	29.52%	6.471	357	81.99	653
55.01 -60.00	1	300,000.00	0.02%	6.375	359	69.77	719
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	5,424	1,148,454,087.14	90.07%	6.732	358	83.78	648
Fixed Rate	905	126,545,912.86	9.93%	7.260	345	82.36	650
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1/29 6 Mo LIBOR ARM	16	3,081,074.78	0.24%	6.811	359	91.76	677
2/28 6 Mo LIBOR ARM	1,891	310,624,905.90	24.36%	7.138	358	85.73	631
3/27 6 Mo LIBOR ARM	520	88,436,292.22	6.94%	6.979	358	86.91	645
5/25 6 Mo LIBOR ARM	70	14,502,886.65	1.14%	6.635	358	80.21	651
5YR IO 2/28 6 Mo LIBOR ARM	2,038	521,201,694.72	40.88%	6.594	358	83.29	653
5YR IO 3/27 6 Mo LIBOR ARM	608	145,137,229.02	11.38%	6.434	358	81.92	661
5YR IO 5/25 6 Mo LIBOR ARM	239	56,050,200.79	4.40%	6.346	358	78.53	673
5YR IO 6 Mo LIBOR ARM	36	7,541,479.00	0.59%	5.806	358	78.51	635
6 Mo LIBOR ARM	6	1,878,324.06	0.15%	5.553	358	83.12	695
Fixed Rate	858	116,111,655.71	9.11%	7.283	344	82.47	648
Fixed Rate 5Yr IO	47	10,434,257.15	0.82%	7.005	352	81.15	665
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	2,968	740,364,860.68	58.07%	6.541	358	82.58	656
Not Interest Only	3,361	534,635,139.32	41.93%	7.122	355	85.10	638
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,452	279,869,933.51	21.95%	7.049	355	84.14	649
Prepay Penalty: 12 months	243	65,684,354.74	5.15%	6.963	358	83.89	651
Prepay Penalty: 24 months	2,848	589,946,850.34	46.27%	6.722	358	83.63	647
Prepay Penalty: 36 months	1,786	339,498,861.41	26.63%	6.641	356	83.18	651
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	6,329	1,275,000,000.00	100.00%	6.785	357	83.64	649
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	4,695	926,743,342.21	72.69%	6.695	358	82.38	646
Limited Income Verification	69	15,800,910.00	1.24%	6.753	358	80.58	662
No Income Verification	1,196	222,516,485.98	17.45%	6.999	354	84.45	643
Stated Plus Documentation	369	109,939,261.81	8.62%	7.114	358	93.02	682
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	2,564	513,825,946.51	40.30%	6.977	356	82.11	631
Purchase	3,422	701,776,803.21	55.04%	6.628	358	84.71	662
Rate/Term Refinance	343	59,397,250.28	4.66%	6.977	354	84.17	639
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	217	51,024,535.00	4.00%	6.866	356	84.11	656
3 Units	16	5,254,970.00	0.41%	6.561	358	76.98	678
4 Units	8	3,199,308.92	0.25%	6.067	357	81.26	704
Condominium	453	93,725,554.95	7.35%	6.657	358	83.10	661
Modular	1	359,100.00	0.03%	6.125	356	89.80	673
PUD	1,015	242,899,727.35	19.05%	6.654	358	83.26	655
Single Family	4,619	878,536,803.78	68.90%	6.834	357	83.81	645
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	235	34,630,069.31	2.72%	7.132	356	82.83	683
Primary	6,048	1,232,779,767.22	96.69%	6.772	357	83.63	647
Second Home	46	7,590,163.47	0.60%	7.254	358	88.41	693
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	66	8,423,144.51	0.66%	7.602	356	88.04	631
Arizona	115	19,361,347.17	1.52%	6.998	358	84.11	652
Arkansas	20	2,678,807.95	0.21%	6.625	359	85.33	662
California	1,322	445,678,170.97	34.96%	6.352	358	80.69	660
Colorado	132	25,530,197.00	2.00%	6.787	358	84.00	638
Connecticut	32	5,456,559.71	0.43%	6.740	359	79.39	634
Delaware	1	220,050.00	0.02%	6.750	359	80.00	635
District of Columbia	3	945,350.00	0.07%	7.333	358	94.77	652
Florida	517	93,065,392.62	7.30%	7.089	357	84.33	648
Georgia	196	31,139,385.94	2.44%	6.946	357	85.13	641
Idaho	14	1,735,700.00	0.14%	6.978	359	84.90	629
Illinois	289	51,859,235.28	4.07%	7.057	355	84.20	634
Indiana	176	20,044,838.38	1.57%	7.493	356	91.46	634
Iowa	14	1,020,040.31	0.08%	7.529	340	86.86	613
Kansas	26	3,690,100.00	0.29%	7.499	359	89.90	635
Kentucky	64	8,478,850.95	0.67%	6.964	359	87.92	637
Louisiana	22	2,390,616.80	0.19%	7.302	343	87.89	635
Maine	15	2,268,100.00	0.18%	7.329	359	83.58	637
Maryland	143	30,542,620.42	2.40%	6.848	358	82.19	646
Massachusetts	108	30,412,770.45	2.39%	7.079	358	84.27	649
Michigan	314	47,703,522.88	3.74%	7.092	357	87.65	637
Minnesota	196	37,656,359.10	2.95%	6.904	359	86.85	639
Missouri	130	19,625,897.48	1.54%	7.269	354	86.90	633
Nebraska	11	884,390.50	0.07%	7.128	358	80.57	646
Nevada	108	27,081,956.00	2.12%	6.575	357	80.92	647
New Hampshire	11	2,098,810.75	0.16%	7.599	358	87.07	652
New Jersey	96	23,238,359.67	1.82%	6.847	357	85.72	660
New Mexico	24	3,631,438.86	0.28%	7.359	357	86.92	642
New York	197	50,450,670.02	3.96%	6.966	356	83.71	651
North Carolina	244	35,055,911.84	2.75%	7.087	358	88.67	648
Ohio	315	40,164,085.47	3.15%	7.251	357	89.49	637
Oklahoma	19	2,171,420.00	0.17%	7.075	359	90.43	664
Oregon	171	30,658,046.47	2.40%	6.517	359	83.48	657
Pennsylvania	96	11,513,354.07	0.90%	7.303	350	88.55	640
Rhode Island	23	4,511,950.00	0.35%	6.952	359	82.89	654
South Carolina	83	11,632,438.30	0.91%	7.066	359	87.61	641
South Dakota	1	193,000.00	0.02%	6.250	358	94.07	743
Tennessee	146	16,807,068.85	1.32%	7.222	355	85.89	628
Texas	413	47,700,803.15	3.74%	7.200	348	82.41	632
Utah	118	16,566,439.48	1.30%	6.961	357	85.26	631
Vermont	1	147,000.00	0.01%	8.500	359	79.90	617
Virginia	70	17,661,999.06	1.39%	6.811	358	84.88	652
Washington	160	29,101,433.65	2.28%	6.625	357	82.78	647
West Virginia	3	314,450.00	0.02%	6.616	311	81.35	609
Wisconsin	104	13,487,915.94	1.06%	7.250	359	85.30	622
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000 - 3.499	5	2,778,563.80	0.24%	5.654	355	73.47	717
3.500 - 3.999	14	5,579,643.47	0.49%	5.944	355	77.63	670
4.000 - 4.499	14	3,610,093.64	0.31%	6.111	355	78.66	644
4.500 - 4.999	57	15,091,400.17	1.31%	6.141	358	78.16	654
5.000 - 5.499	1,561	392,572,946.84	34.18%	6.067	358	78.02	654
5.500 - 5.999	1,518	318,550,557.56	27.74%	6.673	358	81.76	641
6.000 - 6.499	1,271	247,736,037.59	21.57%	7.211	359	89.87	650
6.500 - 6.999	701	120,011,672.71	10.45%	7.693	358	92.35	644
7.000 - 7.499	230	35,166,382.43	3.06%	8.240	359	96.15	648
7.500 - 7.999	50	7,198,948.93	0.63%	8.357	359	96.32	651
8.000 - 8.499	3	157,840.00	0.01%	8.889	358	100.00	718
Total	**5,424**	**1,148,454,087.14**	**100.00%**	**6.732**	**358**	**83.78**	**648**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	26	7,076,730.00	0.62%	4.890	359	74.38	708
5.000 - 5.499	102	32,244,483.05	2.81%	5.280	358	79.17	695
5.500 - 5.999	706	204,263,374.55	17.79%	5.775	358	78.12	678
6.000 - 6.499	930	214,488,717.30	18.68%	6.218	358	79.85	654
6.500 - 6.999	1,348	297,849,238.90	25.93%	6.725	358	83.17	644
7.000 - 7.499	777	146,827,716.66	12.78%	7.203	358	87.33	641
7.500 - 7.999	894	156,868,478.92	13.66%	7.693	358	90.55	627
8.000 - 8.499	354	53,612,403.65	4.67%	8.175	358	93.07	616
8.500 - 8.999	234	30,066,444.45	2.62%	8.659	358	92.60	601
9.000 - 9.499	41	3,791,189.56	0.33%	9.106	358	92.22	598
9.500 - 9.999	12	1,365,310.10	0.12%	9.573	357	93.20	592
Total	**5,424**	**1,148,454,087.14**	**100.00%**	**6.732**	**358**	**83.78**	**648**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	26	7,076,730.00	0.62%	4.890	359	74.38	708
11.000 -11.499	102	32,244,483.05	2.81%	5.280	358	79.17	695
11.500 -11.999	706	204,263,374.55	17.79%	5.775	358	78.12	678
12.000 -12.499	930	214,488,717.30	18.68%	6.218	358	79.85	654
12.500 -12.999	1,348	297,849,238.90	25.93%	6.725	358	83.17	644
13.000 -13.499	777	146,827,716.66	12.78%	7.203	358	87.33	641
13.500 -13.999	894	156,868,478.92	13.66%	7.693	358	90.55	627
14.000 -14.499	354	53,612,403.65	4.67%	8.175	358	93.07	616
14.500 -14.999	234	30,066,444.45	2.62%	8.659	358	92.60	601
15.000 -15.499	41	3,791,189.56	0.33%	9.106	358	92.22	598
15.500 -15.999	12	1,365,310.10	0.12%	9.573	357	93.20	592
Total	**5,424**	**1,148,454,087.14**	**100.00%**	**6.732**	**358**	**83.78**	**648**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	42	9,419,803.06	0.82%	5.755	358	79.43	647
2.000	16	3,081,074.78	0.27%	6.811	359	91.76	677
3.000	5,366	1,135,953,209.30	98.91%	6.740	358	83.79	648
Total	**5,424**	**1,148,454,087.14**	**100.00%**	**6.732**	**358**	**83.78**	**648**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	5,424	1,148,454,087.14	100.00%	6.732	358	83.78	648
Total	**5,424**	**1,148,454,087.14**	**100.00%**	**6.732**	**358**	**83.78**	**648**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
06/01/05	1	183,175.00	0.02%	5.500	356	85.00	672
08/01/05	7	1,224,204.37	0.11%	5.778	357	78.51	646
09/01/05	34	8,012,423.69	0.70%	5.758	358	79.44	646
02/01/06	1	135,074.78	0.01%	6.375	358	80.00	610
03/01/06	15	2,946,000.00	0.26%	6.830	359	92.30	680
04/01/06	2	160,000.00	0.01%	7.500	348	77.67	561
07/01/06	2	504,072.76	0.04%	7.500	351	95.00	636
08/01/06	11	1,369,149.30	0.12%	7.163	352	87.38	624
09/01/06	7	1,342,298.56	0.12%	7.398	353	83.50	673
10/01/06	2	1,293,693.64	0.11%	5.625	353	79.75	648
11/01/06	15	2,570,690.83	0.22%	7.049	355	89.37	655
12/01/06	23	5,158,193.78	0.45%	6.692	356	83.66	643
01/01/07	54	12,804,114.85	1.11%	7.356	357	89.29	628
02/01/07	354	76,463,428.44	6.66%	6.871	358	83.34	645
03/01/07	3,447	728,057,408.46	63.39%	6.778	359	84.17	645
04/01/07	12	2,103,550.00	0.18%	6.980	359	90.24	649
07/01/07	1	253,279.60	0.02%	6.250	351	100.00	753
08/01/07	2	329,400.00	0.03%	5.375	352	79.99	671
09/01/07	1	189,500.00	0.02%	6.875	353	100.00	692
10/01/07	1	106,500.00	0.01%	7.500	354	100.00	658
11/01/07	10	3,307,898.61	0.29%	6.472	355	79.39	669
12/01/07	8	2,210,753.26	0.19%	6.130	356	79.24	663
01/01/08	22	4,763,662.18	0.41%	7.090	357	88.52	659
02/01/08	112	20,098,590.81	1.75%	6.849	358	83.77	647
03/01/08	968	201,256,786.78	17.52%	6.619	359	83.76	655
04/01/08	3	1,057,150.00	0.09%	6.572	359	88.31	668
07/01/09	2	341,860.79	0.03%	6.242	350	72.38	640
09/01/09	1	256,720.00	0.02%	5.875	352	80.00	769
12/01/09	4	1,025,500.00	0.09%	6.734	356	75.58	655
01/01/10	3	247,200.00	0.02%	7.048	357	80.00	613
02/01/10	32	7,090,000.97	0.62%	6.242	358	77.55	673
03/01/10	267	61,591,805.68	5.36%	6.420	358	79.11	668
Total	**5,424**	**1,148,454,087.14**	**100.00%**	**6.732**	**358**	**83.78**	**648**

Group I Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$892,993,406	$22,950	$477,600
Average Scheduled Principal Balance	$160,668		
Number of Mortgage Loans	5,558		
Weighted Average Gross Coupon	6.916%	4.500%	9.875%
Weighted Average FICO Score	642	540	813
Weighted Average Combined Original LTV	84.06%	11.31%	100.00%
Weighted Average Original Term	358 months	180 months	360 months
Weighted Average Stated Remaining Term	356 months	175 months	360 months
Weighted Average Seasoning	2 months	0 months	13 months
Weighted Average Gross Margin	5.782%	3.375%	7.875%
Weighted Average Minimum Interest Rate	6.855%	4.500%	9.750%
Weighted Average Maximum Interest Rate	12.855%	10.500%	15.750%
Weighted Average Initial Rate Cap	2.979%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	27 months	2 months	59 months
Maturity Date		November 1, 2019	April 1, 2035
Maximum Zip Code Concentration	0.36%	92553	
ARM	88.25%		
Fixed Rate	11.75%		
1/29 6 Mo LIBOR ARM	0.35%		
2/28 6 Mo LIBOR ARM	28.61%		
3/27 6 Mo LIBOR ARM	8.49%		
5/25 6 Mo LIBOR ARM	1.07%		
5YR IO 2/28 6 Mo LIBOR ARM	35.21%		
5YR IO 3/27 6 Mo LIBOR ARM	10.06%		
5YR IO 5/25 6 Mo LIBOR ARM	3.72%		
5YR IO 6 Mo LIBOR ARM	0.66%		
6 Mo LIBOR ARM	0.10%		
Fixed Rate	11.01%		
Fixed Rate 5Yr IO	0.74%		
Interest Only	50.38%		
Not Interest Only	49.62%		
Prepay Penalty: 0 months	22.81%		
Prepay Penalty: 12 months	3.76%		
Prepay Penalty: 24 months	45.57%		
Prepay Penalty: 36 months	27.86%		

First Lien	100.00%
Full Documentation	72.63%
Limited Income Verification	1.15%
No Income Verification	20.30%
Stated Plus Documentation	5.93%
Cash Out Refinance	41.47%
Purchase	53.56%
Rate/Term Refinance	4.97%
2 Units	4.50%
3 Units	0.39%
4 Units	0.36%
Condominium	7.60%
Modular	0.04%
PUD	16.53%
Single Family	70.58%
Non-owner	3.71%
Primary	95.68%
Second Home	0.61%
Top 5 States:	
California	22.71%
Florida	8.45%
Texas	5.10%
Illinois	4.98%
Michigan	4.65%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	206	8,622,208.28	0.97%	8.035	346	82.08	616
50,000.01 - 100,000.00	1,159	89,508,162.38	10.02%	7.424	353	83.69	628
100,000.01 - 150,000.00	1,460	181,517,513.59	20.33%	7.110	356	84.43	635
150,000.01 - 200,000.00	1,206	209,071,263.59	23.41%	6.855	357	84.35	643
200,000.01 - 250,000.00	730	163,501,994.69	18.31%	6.739	358	83.33	647
250,000.01 - 300,000.00	444	121,671,483.00	13.63%	6.696	357	83.36	644
300,000.01 - 350,000.00	273	87,983,806.14	9.85%	6.756	358	85.60	653
350,000.01 - 400,000.00	50	18,132,187.42	2.03%	6.750	358	84.02	647
400,000.01 - 450,000.00	23	9,752,798.69	1.09%	6.496	358	83.27	680
450,000.01 - 500,000.00	7	3,231,988.00	0.36%	6.714	358	82.79	653
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	21	4,792,730.00	0.54%	4.906	359	74.74	720
5.000 - 5.499	68	14,613,893.36	1.64%	5.270	358	78.30	680
5.500 - 5.999	552	111,697,893.27	12.51%	5.772	357	78.85	676
6.000 - 6.499	845	154,548,975.75	17.31%	6.215	357	79.65	654
6.500 - 6.999	1,331	225,099,281.56	25.21%	6.727	357	82.41	643
7.000 - 7.499	839	128,523,321.04	14.39%	7.211	356	85.76	637
7.500 - 7.999	1,032	152,021,929.27	17.02%	7.699	356	89.39	625
8.000 - 8.499	439	57,180,048.57	6.40%	8.174	354	91.34	615
8.500 - 8.999	321	34,905,623.39	3.91%	8.651	355	91.21	599
9.000 - 9.499	76	6,545,956.61	0.73%	9.143	352	90.57	593
9.500 - 9.999	34	3,063,752.96	0.34%	9.596	354	91.30	590
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
525-549	168	20,511,209.36	2.30%	7.986	352	76.22	544
550-574	485	67,750,126.79	7.59%	7.702	355	78.99	564
575-599	416	64,810,589.28	7.26%	7.365	357	80.52	587
600-624	1,271	193,610,870.82	21.68%	7.006	357	83.85	612
625-649	1,141	182,974,649.64	20.49%	6.870	357	84.74	637
650-674	923	156,941,133.05	17.57%	6.736	357	86.08	662
675-699	511	89,357,008.58	10.01%	6.565	356	85.38	686
700+	643	117,037,818.26	13.11%	6.457	357	85.86	733
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	85	10,342,566.03	1.16%	6.780	335	40.88	619
50.00- 54.99	37	5,023,850.00	0.56%	6.709	357	52.67	606
55.00- 59.99	43	7,737,710.94	0.87%	6.586	350	57.68	613
60.00- 64.99	95	16,291,151.30	1.82%	6.686	355	63.00	613
65.00- 69.99	97	14,995,824.13	1.68%	6.827	352	67.66	619
70.00- 74.99	167	26,668,131.63	2.99%	6.739	352	72.26	616
75.00- 79.99	548	83,538,024.35	9.35%	6.565	355	78.76	635
80.00	2,017	331,190,968.10	37.09%	6.426	358	80.00	649
80.01- 84.99	189	32,780,807.73	3.67%	7.073	357	83.50	615
85.00- 89.99	485	79,054,921.72	8.85%	7.212	357	86.63	623
90.00- 94.99	684	113,645,959.01	12.73%	7.398	357	90.98	637
95.00- 99.99	306	55,097,882.57	6.17%	7.432	358	96.13	657
100.00	805	116,625,608.27	13.06%	7.728	357	100.00	663
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	90	9,234,486.56	1.03%	7.228	178	74.55	629
240	4	620,000.00	0.07%	7.431	238	81.19	679
360	5,464	883,138,919.22	98.90%	6.912	358	84.16	642
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	90	9,234,486.56	1.03%	7.228	178	74.55	629
181-240	4	620,000.00	0.07%	7.431	238	81.19	679
301-360	5,464	883,138,919.22	98.90%	6.912	358	84.16	642
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	195	25,302,916.38	2.83%	7.129	356	82.22	634
20.01 -25.00	236	31,268,550.49	3.50%	7.167	351	83.88	631
25.01 -30.00	362	50,871,769.19	5.70%	7.052	357	82.67	632
30.01 -35.00	560	83,309,255.72	9.33%	7.051	357	83.31	635
35.01 -40.00	614	93,914,013.12	10.52%	7.045	355	85.22	645
40.01 -45.00	929	147,074,618.37	16.47%	7.047	356	85.68	642
45.01 -50.00	1,187	199,974,780.30	22.39%	7.025	357	85.16	642
50.01 -55.00	1,474	260,977,502.21	29.23%	6.593	357	82.59	647
55.01 -60.00	1	300,000.00	0.03%	6.375	359	69.77	719
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	4,698	788,104,589.02	88.25%	6.855	358	84.35	642
Fixed Rate	860	104,888,816.76	11.75%	7.375	342	81.86	640
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1/29 6 Mo LIBOR ARM	16	3,081,074.78	0.35%	6.811	359	91.76	677
2/28 6 Mo LIBOR ARM	1,765	255,498,324.00	28.61%	7.198	358	85.72	628
3/27 6 Mo LIBOR ARM	492	75,836,671.22	8.49%	6.995	358	86.74	643
5/25 6 Mo LIBOR ARM	58	9,511,436.65	1.07%	6.816	358	82.47	655
5YR IO 2/28 6 Mo LIBOR ARM	1,632	314,430,887.19	35.21%	6.686	358	83.52	646
5YR IO 3/27 6 Mo LIBOR ARM	505	89,815,891.02	10.06%	6.584	358	83.86	657
5YR IO 5/25 6 Mo LIBOR ARM	193	33,177,500.79	3.72%	6.443	358	78.26	669
5YR IO 6 Mo LIBOR ARM	33	5,860,479.00	0.66%	5.874	358	79.38	634
6 Mo LIBOR ARM	4	892,324.37	0.10%	5.749	358	81.05	644
Fixed Rate	821	98,321,609.61	11.01%	7.382	342	81.89	639
Fixed Rate 5Yr IO	39	6,567,207.15	0.74%	7.261	348	81.38	654
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	2,402	449,851,965.15	50.38%	6.646	358	83.12	650
Not Interest Only	3,156	443,141,440.63	49.62%	7.190	355	85.01	634
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,309	203,719,051.33	22.81%	7.124	354	84.64	644
Prepay Penalty: 12 months	181	33,598,504.24	3.76%	7.124	359	84.59	642
Prepay Penalty: 24 months	2,466	406,895,334.90	45.57%	6.868	358	83.68	639
Prepay Penalty: 36 months	1,602	248,780,515.31	27.86%	6.797	355	84.11	645
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	5,558	892,993,405.78	100.00%	6.916	356	84.06	642
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	4,135	648,574,005.37	72.63%	6.843	357	83.13	639
Limited Income Verification	58	10,247,110.00	1.15%	6.804	359	82.86	665
No Income Verification	1,108	181,256,739.13	20.30%	7.078	353	84.30	641
Stated Plus Documentation	257	52,915,551.28	5.93%	7.277	358	94.78	679
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	2,273	370,286,096.36	41.47%	7.110	355	82.43	626
Purchase	2,970	478,326,377.64	53.56%	6.747	358	85.24	655
Rate/Term Refinance	315	44,380,931.78	4.97%	7.124	353	84.78	634
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	197	40,199,134.31	4.50%	6.896	356	82.89	650
3 Units	13	3,490,970.00	0.39%	6.697	359	75.45	648
4 Units	8	3,199,308.92	0.36%	6.067	357	81.26	704
Condominium	399	67,880,463.84	7.60%	6.711	358	83.54	659
Modular	1	359,100.00	0.04%	6.125	356	89.80	673
PUD	835	147,611,302.95	16.53%	6.783	357	84.20	647
Single Family	4,105	630,253,125.76	70.58%	6.976	356	84.21	638
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	231	33,086,919.31	3.71%	7.146	355	82.74	680
Primary	5,286	854,418,273.00	95.68%	6.905	357	84.08	640
Second Home	41	5,488,213.47	0.61%	7.174	359	88.06	677
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	62	6,508,971.05	0.73%	7.758	356	88.48	614
Arizona	111	16,929,197.17	1.90%	7.067	358	84.95	650
Arkansas	20	2,678,807.95	0.30%	6.625	359	85.33	662
California	842	202,755,541.65	22.71%	6.443	358	79.48	651
Colorado	127	23,209,597.00	2.60%	6.774	359	83.36	637
Connecticut	32	5,456,559.71	0.61%	6.740	359	79.39	634
Delaware	1	220,050.00	0.02%	6.750	359	80.00	635
District of Columbia	1	181,450.00	0.02%	7.375	359	95.00	601
Florida	482	75,458,795.15	8.45%	7.147	357	84.17	641
Georgia	185	25,647,454.45	2.87%	7.046	357	85.82	637
Idaho	14	1,735,700.00	0.19%	6.978	359	84.90	629
Illinois	273	44,511,735.28	4.98%	7.058	354	84.82	635
Indiana	173	18,384,838.38	2.06%	7.582	356	91.91	633
Iowa	14	1,020,040.31	0.11%	7.529	340	86.86	613
Kansas	26	3,690,100.00	0.41%	7.499	359	89.90	635
Kentucky	60	6,964,600.95	0.78%	7.053	359	89.48	641
Louisiana	22	2,390,616.80	0.27%	7.302	343	87.89	635
Maine	15	2,268,100.00	0.25%	7.329	359	83.58	637
Maryland	121	22,040,120.42	2.47%	6.875	358	81.47	645
Massachusetts	93	22,547,820.45	2.52%	6.919	358	84.35	656
Michigan	302	41,519,122.88	4.65%	7.108	357	88.16	639
Minnesota	188	34,155,509.10	3.82%	6.902	359	86.32	639
Missouri	118	14,194,330.69	1.59%	7.427	353	87.93	630
Nebraska	11	884,390.50	0.10%	7.128	358	80.57	646
Nevada	95	19,449,806.00	2.18%	6.734	357	83.09	645
New Hampshire	11	2,098,810.75	0.24%	7.599	358	87.07	652
New Jersey	81	16,064,609.67	1.80%	6.857	357	85.66	653
New Mexico	23	3,161,438.86	0.35%	7.357	357	87.48	647
New York	156	29,616,619.33	3.32%	7.052	355	83.55	637
North Carolina	236	31,255,211.84	3.50%	7.110	358	88.60	643
Ohio	307	36,836,035.47	4.13%	7.205	357	89.18	633
Oklahoma	17	1,661,820.00	0.19%	7.487	359	92.09	638
Oregon	162	26,149,646.47	2.93%	6.544	359	83.85	657
Pennsylvania	93	10,456,304.07	1.17%	7.377	350	88.68	635
Rhode Island	23	4,511,950.00	0.51%	6.952	359	82.89	654
South Carolina	81	10,366,038.30	1.16%	7.179	359	88.54	639
South Dakota	1	193,000.00	0.02%	6.250	358	94.07	743
Tennessee	143	15,663,468.85	1.75%	7.135	355	85.85	633
Texas	407	45,509,258.15	5.10%	7.240	347	82.29	631
Utah	118	16,566,439.48	1.86%	6.961	357	85.26	631
Vermont	1	147,000.00	0.02%	8.500	359	79.90	617
Virginia	53	9,946,199.06	1.11%	6.846	358	83.40	642
Washington	152	25,038,933.65	2.80%	6.631	356	82.38	647
West Virginia	3	314,450.00	0.04%	6.616	311	81.35	609
Wisconsin	102	12,632,915.94	1.41%	7.275	359	84.98	624
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000 - 3.499	3	778,563.80	0.10%	5.728	355	77.80	747
3.500 - 3.999	9	2,591,616.68	0.33%	5.799	355	78.21	665
4.000 - 4.499	11	1,666,400.00	0.21%	6.288	356	80.00	630
4.500 - 4.999	44	6,981,300.17	0.89%	6.081	357	79.30	646
5.000 - 5.499	1,247	231,870,599.60	29.42%	6.108	358	78.12	648
5.500 - 5.999	1,336	227,747,823.06	28.90%	6.733	358	81.51	635
6.000 - 6.499	1,131	182,462,955.04	23.15%	7.261	358	89.48	643
6.500 - 6.999	660	101,645,199.31	12.90%	7.739	358	92.66	640
7.000 - 7.499	211	26,869,582.43	3.41%	8.274	359	95.83	646
7.500 - 7.999	46	5,490,548.93	0.70%	8.464	359	96.41	652
Total	**4,698**	**788,104,589.02**	**100.00%**	**6.855**	**358**	**84.35**	**642**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	21	4,792,730.00	0.61%	4.906	359	74.74	720
5.000 - 5.499	66	14,220,143.36	1.80%	5.271	358	78.57	680
5.500 - 5.999	523	106,388,789.36	13.50%	5.765	359	78.98	676
6.000 - 6.499	798	146,988,258.51	18.65%	6.215	359	79.82	652
6.500 - 6.999	1,151	199,368,675.84	25.30%	6.726	358	83.11	641
7.000 - 7.499	698	110,194,197.17	13.98%	7.205	358	86.29	636
7.500 - 7.999	827	127,657,710.48	16.20%	7.699	358	90.48	625
8.000 - 8.499	340	47,696,630.19	6.05%	8.173	358	92.28	614
8.500 - 8.999	222	25,677,954.45	3.26%	8.654	358	92.01	597
9.000 - 9.499	41	3,791,189.56	0.48%	9.106	358	92.22	598
9.500 - 9.999	11	1,328,310.10	0.17%	9.568	357	93.01	591
Total	**4,698**	**788,104,589.02**	**100.00%**	**6.855**	**358**	**84.35**	**642**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	21	4,792,730.00	0.61%	4.906	359	74.74	720
11.000 -11.499	66	14,220,143.36	1.80%	5.271	358	78.57	680
11.500 -11.999	523	106,388,789.36	13.50%	5.765	359	78.98	676
12.000 -12.499	798	146,988,258.51	18.65%	6.215	359	79.82	652
12.500 -12.999	1,151	199,368,675.84	25.30%	6.726	358	83.11	641
13.000 -13.499	698	110,194,197.17	13.98%	7.205	358	86.29	636
13.500 -13.999	827	127,657,710.48	16.20%	7.699	358	90.48	625
14.000 -14.499	340	47,696,630.19	6.05%	8.173	358	92.28	614
14.500 -14.999	222	25,677,954.45	3.26%	8.654	358	92.01	597
15.000 -15.499	41	3,791,189.56	0.48%	9.106	358	92.22	598
15.500 -15.999	11	1,328,310.10	0.17%	9.568	357	93.01	591
Total	**4,698**	**788,104,589.02**	**100.00%**	**6.855**	**358**	**84.35**	**642**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	37	6,752,803.37	0.86%	5.857	358	79.60	636
2.000	16	3,081,074.78	0.39%	6.811	359	91.76	677
3.000	4,645	778,270,710.87	98.75%	6.864	358	84.36	642
Total	**4,698**	**788,104,589.02**	**100.00%**	**6.855**	**358**	**84.35**	**642**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	4,698	788,104,589.02	100.00%	6.855	358	84.35	642
Total	**4,698**	**788,104,589.02**	**100.00%**	**6.855**	**358**	**84.35**	**642**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
06/01/05	1	183,175.00	0.02%	5.500	356	85.00	672
08/01/05	7	1,224,204.37	0.16%	5.778	357	78.51	646
09/01/05	29	5,345,424.00	0.68%	5.888	358	79.67	632
02/01/06	1	135,074.78	0.02%	6.375	358	80.00	610
03/01/06	15	2,946,000.00	0.37%	6.830	359	92.30	680
04/01/06	2	160,000.00	0.02%	7.500	348	77.67	561
07/01/06	2	504,072.76	0.06%	7.500	351	95.00	636
08/01/06	11	1,369,149.30	0.17%	7.163	352	87.38	624
09/01/06	7	1,342,298.56	0.17%	7.398	353	83.50	673
11/01/06	15	2,570,690.83	0.33%	7.049	355	89.37	655
12/01/06	19	2,481,198.49	0.31%	7.004	356	88.29	620
01/01/07	49	10,261,141.39	1.30%	7.401	357	88.38	623
02/01/07	299	48,450,424.40	6.15%	7.011	358	83.69	638
03/01/07	2,981	500,686,685.46	63.53%	6.892	359	84.43	638
04/01/07	12	2,103,550.00	0.27%	6.980	359	90.24	649
07/01/07	1	253,279.60	0.03%	6.250	351	100.00	753
08/01/07	2	329,400.00	0.04%	5.375	352	79.99	671
09/01/07	1	189,500.00	0.02%	6.875	353	100.00	692
10/01/07	1	106,500.00	0.01%	7.500	354	100.00	658
11/01/07	8	1,307,898.61	0.17%	7.767	355	91.03	613
12/01/07	6	1,449,153.26	0.18%	6.330	356	78.91	657
01/01/08	19	3,326,912.18	0.42%	7.311	357	88.95	643
02/01/08	103	15,213,840.81	1.93%	6.953	358	86.63	651
03/01/08	854	143,084,027.78	18.16%	6.737	359	84.90	651
04/01/08	2	392,050.00	0.05%	7.545	360	85.44	674
07/01/09	2	341,860.79	0.04%	6.242	350	72.38	640
09/01/09	1	256,720.00	0.03%	5.875	352	80.00	769
12/01/09	3	375,500.00	0.05%	6.924	356	80.00	626
01/01/10	3	247,200.00	0.03%	7.048	357	80.00	613
02/01/10	28	4,879,700.97	0.62%	6.414	357	77.71	673
03/01/10	214	36,587,955.68	4.64%	6.541	358	79.44	665
Total	**4,698**	**788,104,589.02**	**100.00%**	**6.855**	**358**	**84.35**	**642**

Group II Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$382,006,594	$37,000	$1,000,000
Average Scheduled Principal Balance	$495,469		
Number of Mortgage Loans	771		
Weighted Average Gross Coupon	6.478%	4.750%	10.000%
Weighted Average FICO Score	664	541	803
Weighted Average Combined Original LTV	82.65%	47.77%	103.00%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	358 months	353 months	359 months
Weighted Average Seasoning	2 months	1 months	7 months
Weighted Average Gross Margin	5.525%	3.250%	8.000%
Weighted Average Minimum Interest Rate	6.465%	4.750%	9.750%
Weighted Average Maximum Interest Rate	12.465%	10.750%	15.750%
Weighted Average Initial Rate Cap	2.985%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	27 months	4 months	59 months
Maturity Date		October 1, 2034	April 1, 2035
Maximum Zip Code Concentration	0.88%	92101	
ARM	94.33%		
Fixed Rate	5.67%		
2/28 6 Mo LIBOR ARM	14.43%		
3/27 6 Mo LIBOR ARM	3.30%		
5/25 6 Mo LIBOR ARM	1.31%		
5YR IO 2/28 6 Mo LIBOR ARM	54.13%		
5YR IO 3/27 6 Mo LIBOR ARM	14.48%		
5YR IO 5/25 6 Mo LIBOR ARM	5.99%		
5YR IO 6 Mo LIBOR ARM	0.44%		
6 Mo LIBOR ARM	0.26%		
Fixed Rate	4.66%		
Fixed Rate 5Yr IO	1.01%		
Interest Only	76.05%		
Not Interest Only	23.95%		
Prepay Penalty: 0 months	19.93%		
Prepay Penalty: 12 months	8.40%		
Prepay Penalty: 24 months	47.92%		
Prepay Penalty: 36 months	23.75%		

First Lien	100.00%
Full Documentation	72.82%
Limited Income Verification	1.45%
No Income Verification	10.80%
Stated Plus Documentation	14.93%
Cash Out Refinance	37.58%
Purchase	58.49%
Rate/Term Refinance	3.93%
2 Units	2.83%
3 Units	0.46%
Condominium	6.77%
PUD	24.94%
Single Family	64.99%
Non-owner	0.40%
Primary	99.05%
Second Home	0.55%
Top 5 States:	
California	63.59%
New York	5.45%
Florida	4.61%
Maryland	2.23%
Massachusetts	2.06%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	4	169,650.00	0.04%	8.188	359	102.30	660
50,000.01 - 100,000.00	3	213,540.00	0.06%	7.757	359	101.30	728
100,000.01 - 150,000.00	8	990,348.49	0.26%	7.548	359	102.94	672
150,000.01 - 200,000.00	3	511,723.46	0.13%	7.866	358	102.99	670
200,000.01 - 250,000.00	3	659,050.00	0.17%	7.291	359	102.99	671
250,000.01 - 300,000.00	3	856,350.00	0.22%	7.208	359	103.00	660
300,000.01 - 350,000.00	2	620,050.00	0.16%	7.201	359	103.00	672
350,000.01 - 400,000.00	155	58,987,843.47	15.44%	6.580	358	84.09	654
400,000.01 - 450,000.00	160	68,327,503.49	17.89%	6.627	358	85.53	653
450,000.01 - 500,000.00	119	56,683,827.78	14.84%	6.433	358	84.22	664
500,000.01 - 550,000.00	92	48,329,399.10	12.65%	6.553	358	84.06	659
550,000.01 - 600,000.00	83	47,702,550.00	12.49%	6.492	358	82.85	664
600,000.01 - 650,000.00	54	34,072,493.64	8.92%	6.416	358	80.89	670
650,000.01 - 700,000.00	23	15,588,038.00	4.08%	6.197	358	80.39	674
700,000.01 - 750,000.00	18	13,271,076.79	3.47%	6.305	358	79.31	674
750,000.01 - 800,000.00	14	11,060,150.00	2.90%	6.002	358	73.88	709
800,000.01 - 850,000.00	12	9,892,000.00	2.59%	6.110	358	72.26	675
850,000.01 - 900,000.00	7	6,211,000.00	1.63%	6.104	358	69.62	674
900,000.01 - 950,000.00	2	1,860,000.00	0.49%	6.239	359	64.17	662
950,000.01 - 1,000,000.00	6	6,000,000.00	1.57%	6.250	357	70.44	706
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	5	2,284,000.00	0.60%	4.857	358	73.64	683
5.000 - 5.499	42	21,017,589.69	5.50%	5.285	359	79.66	711
5.500 - 5.999	185	99,062,985.19	25.93%	5.788	358	77.12	680
6.000 - 6.499	138	70,792,080.88	18.53%	6.227	358	79.99	662
6.500 - 6.999	214	106,765,037.07	27.95%	6.719	358	83.55	653
7.000 - 7.499	84	39,085,619.49	10.23%	7.190	358	90.27	659
7.500 - 7.999	69	30,322,118.44	7.94%	7.668	358	90.67	638
8.000 - 8.499	17	6,868,873.46	1.80%	8.186	359	97.74	628
8.500 - 8.999	14	5,337,490.00	1.40%	8.729	358	96.18	621
9.500 - 9.999	2	433,550.00	0.11%	9.636	359	100.00	733
10.000 -10.499	1	37,250.00	0.01%	10.000	359	102.99	654
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
525-549	10	4,180,900.00	1.09%	7.069	359	72.90	545
550-574	22	9,084,250.00	2.38%	7.122	358	78.12	567
575-599	33	15,673,400.00	4.10%	7.266	358	83.77	586
600-624	118	56,364,214.50	14.75%	6.690	358	82.15	612
625-649	141	70,117,632.57	18.36%	6.647	358	84.02	639
650-674	146	74,380,862.84	19.47%	6.404	358	81.00	662
675-699	148	71,966,715.09	18.84%	6.247	358	83.52	685
700+	153	80,238,619.22	21.00%	6.200	358	83.37	735
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	3	2,060,000.00	0.54%	5.748	359	47.92	728
50.00- 54.99	2	920,000.00	0.24%	6.500	359	54.12	543
55.00- 59.99	4	3,525,000.00	0.92%	6.513	359	58.23	649
60.00- 64.99	10	7,486,000.00	1.96%	5.805	358	62.99	662
65.00- 69.99	22	11,360,037.55	2.97%	6.216	358	66.76	652
70.00- 74.99	28	16,690,000.00	4.37%	6.369	358	72.12	648
75.00- 79.99	69	38,022,320.43	9.95%	6.220	358	77.65	644
80.00	331	168,741,676.00	44.17%	6.130	358	80.00	673
80.01- 84.99	26	13,022,421.00	3.41%	6.615	358	83.45	635
85.00- 89.99	63	29,219,295.79	7.65%	6.775	358	86.92	644
90.00- 94.99	77	35,167,947.47	9.21%	6.968	358	90.73	654
95.00- 99.99	37	17,683,494.50	4.63%	7.405	358	95.90	677
100.00	76	34,245,529.53	8.96%	7.417	359	100.00	683
100.01+	23	3,862,871.95	1.01%	7.400	359	102.98	670
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	771	382,006,594.22	100.00%	6.478	358	82.65	664
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	771	382,006,594.22	100.00%	6.478	358	82.65	664
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	27	13,601,247.47	3.56%	6.375	359	80.28	654
20.01 -25.00	11	6,426,200.00	1.68%	6.439	358	79.92	665
25.01 -30.00	34	16,447,150.00	4.31%	6.691	358	82.37	648
30.01 -35.00	55	26,569,798.55	6.96%	6.476	358	82.59	659
35.01 -40.00	87	44,979,015.30	11.77%	6.582	358	80.42	666
40.01 -45.00	128	64,025,853.49	16.76%	6.567	358	83.12	663
45.01 -50.00	192	94,568,910.08	24.76%	6.697	358	86.48	666
50.01 -55.00	237	115,388,419.33	30.21%	6.194	358	80.62	666
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	726	360,349,498.12	94.33%	6.465	358	82.52	662
Fixed Rate	45	21,657,096.10	5.67%	6.706	358	84.82	694
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	126	55,126,581.90	14.43%	6.859	358	85.80	642
3/27 6 Mo LIBOR ARM	28	12,599,621.00	3.30%	6.881	359	87.92	658
5/25 6 Mo LIBOR ARM	12	4,991,450.00	1.31%	6.288	359	75.90	643
5YR IO 2/28 6 Mo LIBOR ARM	406	206,770,807.53	54.13%	6.453	358	82.93	665
5YR IO 3/27 6 Mo LIBOR ARM	103	55,321,338.00	14.48%	6.190	358	78.78	666
5YR IO 5/25 6 Mo LIBOR ARM	46	22,872,700.00	5.99%	6.206	358	78.93	678
5YR IO 6 Mo LIBOR ARM	3	1,681,000.00	0.44%	5.568	358	75.45	635
6 Mo LIBOR ARM	2	985,999.69	0.26%	5.375	359	85.00	741
Fixed Rate	37	17,790,046.10	4.66%	6.736	358	85.70	697
Fixed Rate 5Yr IO	8	3,867,050.00	1.01%	6.571	358	80.76	685
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	566	290,512,895.53	76.05%	6.380	358	81.75	666
Not Interest Only	205	91,493,698.69	23.95%	6.791	358	85.52	656
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	143	76,150,882.18	19.93%	6.850	358	82.81	662
Prepay Penalty: 12 months	62	32,085,850.50	8.40%	6.795	358	83.16	659
Prepay Penalty: 24 months	382	183,051,515.44	47.92%	6.398	358	83.51	664
Prepay Penalty: 36 months	184	90,718,346.10	23.75%	6.216	358	80.61	667
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	771	382,006,594.22	100.00%	6.478	358	82.65	664
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	560	278,169,336.84	72.82%	6.350	358	80.62	661
Limited Income Verification	11	5,553,800.00	1.45%	6.661	358	76.37	655
No Income Verification	88	41,259,746.85	10.80%	6.651	358	85.12	653
Stated Plus Documentation	112	57,023,710.53	14.93%	6.962	358	91.39	685
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	291	143,539,850.15	37.58%	6.634	358	81.28	645
Purchase	452	223,450,425.57	58.49%	6.374	358	83.55	676
Rate/Term Refinance	28	15,016,318.50	3.93%	6.540	359	82.38	656
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	20	10,825,400.69	2.83%	6.755	358	88.66	678
3 Units	3	1,764,000.00	0.46%	6.290	358	80.00	739
Condominium	54	25,845,091.11	6.77%	6.517	358	81.96	666
PUD	180	95,288,424.40	24.94%	6.454	358	81.81	667
Single Family	514	248,283,678.02	64.99%	6.473	358	82.81	661
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	4	1,543,150.00	0.40%	6.830	359	84.83	744
Primary	762	378,361,494.22	99.05%	6.471	358	82.61	663
Second Home	5	2,101,950.00	0.55%	7.464	358	89.30	737
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	4	1,914,173.46	0.50%	7.069	358	86.52	689
Arizona	4	2,432,150.00	0.64%	6.517	358	78.30	671
California	480	242,922,629.32	63.59%	6.277	358	81.70	668
Colorado	5	2,320,600.00	0.61%	6.916	358	90.37	644
District of Columbia	2	763,900.00	0.20%	7.323	357	94.71	664
Florida	35	17,606,597.47	4.61%	6.841	358	85.05	677
Georgia	11	5,491,931.49	1.44%	6.476	358	81.93	658
Illinois	16	7,347,500.00	1.92%	7.049	359	80.48	625
Indiana	3	1,660,000.00	0.43%	6.500	359	86.51	641
Kentucky	4	1,514,250.00	0.40%	6.553	358	80.76	619
Maryland	22	8,502,500.00	2.23%	6.776	358	84.04	649
Massachusetts	15	7,864,950.00	2.06%	7.537	359	84.04	629
Michigan	12	6,184,400.00	1.62%	6.988	358	84.21	625
Minnesota	8	3,500,850.00	0.92%	6.922	358	92.00	646
Missouri	12	5,431,566.79	1.42%	6.856	358	84.20	639
Nevada	13	7,632,150.00	2.00%	6.169	359	75.39	650
New Jersey	15	7,173,750.00	1.88%	6.823	359	85.86	677
New Mexico	1	470,000.00	0.12%	7.375	358	83.19	609
New York	41	20,834,050.69	5.45%	6.845	358	83.94	670
North Carolina	8	3,800,700.00	0.99%	6.895	359	89.29	684
Ohio	8	3,328,050.00	0.87%	7.762	358	92.96	676
Oklahoma	2	509,600.00	0.13%	5.735	359	84.99	750
Oregon	9	4,508,400.00	1.18%	6.364	359	81.31	660
Pennsylvania	3	1,057,050.00	0.28%	6.572	359	87.29	695
South Carolina	2	1,266,400.00	0.33%	6.139	358	80.00	657
Tennessee	3	1,143,600.00	0.30%	8.408	358	86.33	567
Texas	6	2,191,545.00	0.57%	6.352	358	84.85	645
Virginia	17	7,715,800.00	2.02%	6.767	358	86.77	665
Washington	8	4,062,500.00	1.06%	6.590	358	85.21	650
Wisconsin	2	855,000.00	0.22%	6.875	359	90.00	591
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

s

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000 - 3.499	2	2,000,000.00	0.56%	5.625	355	71.78	706
3.500 - 3.999	5	2,988,026.79	0.83%	6.070	356	77.13	674
4.000 - 4.499	3	1,943,693.64	0.54%	5.959	354	77.50	656
4.500 - 4.999	13	8,110,100.00	2.25%	6.192	358	77.18	662
5.000 - 5.499	314	160,702,347.24	44.60%	6.007	358	77.88	662
5.500 - 5.999	182	90,802,734.50	25.20%	6.521	358	82.40	656
6.000 - 6.499	140	65,273,082.55	18.11%	7.072	359	90.96	669
6.500 - 6.999	41	18,366,473.40	5.10%	7.438	358	90.69	666
7.000 - 7.499	19	8,296,800.00	2.30%	8.132	359	97.17	654
7.500 - 7.999	4	1,708,400.00	0.47%	8.013	359	96.00	647
8.000 - 8.499	3	157,840.00	0.04%	8.889	358	100.00	718
Total	**726**	**360,349,498.12**	**100.00%**	**6.465**	**358**	**82.52**	**662**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	5	2,284,000.00	0.63%	4.857	358	73.64	683
5.000 - 5.499	36	18,024,339.69	5.00%	5.288	358	79.65	707
5.500 - 5.999	183	97,874,585.19	27.16%	5.786	358	77.18	680
6.000 - 6.499	132	67,500,458.79	18.73%	6.224	358	79.92	659
6.500 - 6.999	197	98,480,563.06	27.33%	6.724	358	83.29	650
7.000 - 7.499	79	36,633,519.49	10.17%	7.195	358	90.47	657
7.500 - 7.999	67	29,210,768.44	8.11%	7.668	358	90.89	636
8.000 - 8.499	14	5,915,773.46	1.64%	8.189	359	99.44	636
8.500 - 8.999	12	4,388,490.00	1.22%	8.687	359	96.04	619
9.500 - 9.999	1	37,000.00	0.01%	9.750	358	100.00	605
Total	**726**	**360,349,498.12**	**100.00%**	**6.465**	**358**	**82.52**	**662**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	5	2,284,000.00	0.63%	4.857	358	73.64	683
11.000 -11.499	36	18,024,339.69	5.00%	5.288	358	79.65	707
11.500 -11.999	183	97,874,585.19	27.16%	5.786	358	77.18	680
12.000 -12.499	132	67,500,458.79	18.73%	6.224	358	79.92	659
12.500 -12.999	197	98,480,563.06	27.33%	6.724	358	83.29	650
13.000 -13.499	79	36,633,519.49	10.17%	7.195	358	90.47	657
13.500 -13.999	67	29,210,768.44	8.11%	7.668	358	90.89	636
14.000 -14.499	14	5,915,773.46	1.64%	8.189	359	99.44	636
14.500 -14.999	12	4,388,490.00	1.22%	8.687	359	96.04	619
15.500 -15.999	1	37,000.00	0.01%	9.750	358	100.00	605
Total	**726**	**360,349,498.12**	**100.00%**	**6.465**	**358**	**82.52**	**662**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	5	2,666,999.69	0.74%	5.497	358	78.98	674
3.000	721	357,682,498.43	99.26%	6.472	358	82.55	662
Total	**726**	**360,349,498.12**	**100.00%**	**6.465**	**358**	**82.52**	**662**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	726	360,349,498.12	100.00%	6.465	358	82.52	662
Total	**726**	**360,349,498.12**	**100.00%**	**6.465**	**358**	**82.52**	**662**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
09/01/05	5	2,666,999.69	0.74%	5.497	358	78.98	674
10/01/06	2	1,293,693.64	0.36%	5.625	353	79.75	648
12/01/06	4	2,676,995.29	0.74%	6.402	356	79.36	663
01/01/07	5	2,542,973.46	0.71%	7.176	357	93.00	648
02/01/07	55	28,013,004.04	7.77%	6.629	358	82.75	657
03/01/07	466	227,370,723.00	63.10%	6.527	359	83.59	660
11/01/07	2	2,000,000.00	0.56%	5.625	355	71.78	706
12/01/07	2	761,600.00	0.21%	5.750	356	79.86	675
01/01/08	3	1,436,750.00	0.40%	6.579	357	87.53	695
02/01/08	9	4,884,750.00	1.36%	6.524	358	74.87	635
03/01/08	114	58,172,759.00	16.14%	6.330	359	80.97	665
04/01/08	1	665,100.00	0.18%	5.999	359	90.00	664
12/01/09	1	650,000.00	0.18%	6.625	356	73.03	672
02/01/10	4	2,210,300.00	0.61%	5.863	358	77.20	672
03/01/10	53	25,003,850.00	6.94%	6.241	358	78.63	672
Total	**726**	**360,349,498.12**	**100.00%**	**6.465**	**358**	**82.52**	**662**

First Franklin Mortgage Loan Trust 2005-FF4

Marketing Materials

$555,123,000 (Approximate)

Financial Asset Securities Corp.
Depositor

National City Home Loan Services, Inc.
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Lead Underwriter

WaMu Capital Corp. **Morgan Keegan & Co.**
Co-Underwriters

FOR ADDITIONAL INFORMATION PLEASE CALL:

RBS GREENWICH CAPITAL

Asset-Backed Finance	
Patrick Leo	(203) 618-2952
Greg McSweeeney	(203) 618-2429
Trading	
Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160
Frank Skibo	(203) 625-6160

RATING AGENCIES

Moody's	
Deepika Kothari	(201) 915-8732
S&P	
Michael McCormick	(212) 438-1937
Fitch	
Mark Zelmanovich	(212) 908-0259

Preliminary Term Sheet ***Date Prepared: March 29, 2005***

$555,123,000 (Approximate)
First Franklin Mortgage Loan Trust 2005-FF4
Asset-Backed Certificates, Series 2005-FF4

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[4]	Payment Window Call/Mat[4]	Expected Rating Moody's/S&P/Fitch	Assumed Final Distribution Date	Certificate Type
I-A1	$713,502,000	Not Offered Hereby		Aaa/AAA/AAA	May 2035	Floating Rate Senior
II-A1	$91,800,000	1.00/ 1.00	1-19/ 1-19	Aaa/AAA/AAA	May 2035	Floating Rate Senior
II-A2	$85,330,000	2.00/ 2.00	19-29/ 19-29	Aaa/AAA/AAA	May 2035	Floating Rate Senior
II-A3	$92,580,000	3.50/ 3.50	29-65/ 29-65	Aaa/AAA/AAA	May 2035	Floating Rate Senior
II-A4	$35,513,000	6.27/ 7.63	65-78/ 65-163	Aaa/AAA/AAA	May 2035	Floating Rate Senior
M-1	$66,938,000	4.63/ 5.05	39-78/ 39-141	Aa2/AA+/AA+	May 2035	Floating Rate Subordinate
M-2	$33,788,000	4.61/ 5.01	38-78/ 38-131	Aa3/AA/AA	May 2035	Floating Rate Subordinate
M-3	$23,588,000	4.59/ 4.98	38-78/ 38-125	A1/AA-/AA-	May 2035	Floating Rate Subordinate
M-4	$22,950,000	4.59/ 4.95	38-78/ 38-120	A2/A+/A+	May 2035	Floating Rate Subordinate
M-5	$23,588,000	4.59/ 4.92	37-78/ 37-114	A3/A/A	May 2035	Floating Rate Subordinate
M-6	$16,575,000	4.58/ 4.86	37-78/ 37-107	Baa1/A-/A-	May 2035	Floating Rate Subordinate
M-7	$15,300,000	4.58/ 4.81	37-78/ 37-101	Baa2/BBB+/BBB+	May 2035	Floating Rate Subordinate
M-8	$14,663,000	4.58/ 4.73	37-78/ 37-93	Baa3/BBB/BBB	May 2035	Floating Rate Subordinate
M-9	$12,113,000	4.56/ 4.59	37-78/ 37-84	NR/BBB-/BBB-	May 2035	Floating Rate Subordinate
B-1[5]	$9,563,000	4.35/ 4.35	37-73/ 37-73	NR/BB+/BB	May 2035	Floating Rate Subordinate
B-2[5]	$10,834,000	3.68/ 3.68	37-60/ 37-60	NR/BB/NR	May 2035	Floating Rate Subordinate
Total:	**$1,268,625,000**					

(1) The Class I-A1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) The Class I-A1, Class II-A1, Class II-A2, Class II-A3, Class II-A4, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates are priced to call. The margin on the Class I-A1, Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates will double on the first Distribution Date after the Optional Termination Date may first be exercised. The margin on each of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates will be equal to 1.5x the original margin on the first Distribution Date after the Optional Termination may first be exercised.

(3) See "Net WAC Rate" herein.

(4) See "Pricing Prepayment Speed" herein.

(5) The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B-1 and Class B-2 Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.

Depositor:	Financial Asset Securities Corp.
Servicer:	National City Home Loan Services, Inc.
Lead Underwriter:	Greenwich Capital Markets, Inc.
Co-Underwriters:	WaMu Capital Corp. and Morgan Keegan & Company, Inc.

Trustee: Deutsche Bank National Trust Company.

Originator: First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.

Offered Certificates: The Class I-A1 Certificates (the "***Group I Certificates***") and the Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates (together, the "***Group II Certificates***," and collectively with the Group I Certificates, the "***Class A Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together, the "***Class M Certificates***"). The Class A Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates.***" The Class B-1 and Class B-2 Certificates (the "***Class B Certificates***") will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates.***" The Class A Certificates, Class M Certificates and the Privately Offered Certificates are collectively referred to herein as the "***Certificates.***"

Federal Tax Status: The Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.

Statistical Cut-off Date: The close of business on April 1, 2005.

Cut-off Date: The close of business on April 1, 2005.

Expected Pricing Date: On or about the week of March [31], 2005.

Expected Closing Date: On or about April 28, 2005.

Expected Settlement Date: On or about April 28, 2005.

Distribution Date: The 25th day of each month (or if not a business day, the next succeeding business day) commencing in May 2005.

Accrued Interest: The price to be paid by investors for the Certificates will not include accrued interest (settling flat).

Interest Accrual Period: The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

Representations and Warranties: The Seller and/or the Originator will make certain representations and warranties with respect to the Mortgage Loans as of the Closing Date, including, but not limited to, the following:

(i) All Mortgage Loans were originated in compliance with all applicable laws, including, but not limited to, all applicable anti-predatory lending laws; and
(ii) no Mortgage Loan is a High Cost Loan or a Covered Loan, as applicable (as such terms are defined in Standard & Poor's LEVELS Version 5.6 Glossary Revised, Appendix E).

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Initial Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $775,304,435, of which: (i) approximately $ 568,689,640 consisted of a pool of conforming balance fixed-rate and adjustable-rate, first-lien, fully amortizing and balloon mortgage loans (the "***Group I Initial Mortgage Loans***") and (ii) approximately $ 206,614,795 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate, first-lien, fully amortizing and balloon mortgage loans (the "***Group II Initial Mortgage Loans***" together with the Group I Initial Mortgage Loans, the "***Initial Mortgage Loans***").

With respect to approximately [37.63]% of the Mortgage Loans, First Franklin also originated a second lien mortgage loan at the time of originating the first lien mortgage loan.

On or prior to the Closing Date, it is expected that certain of the Initial Mortgage Loans may be removed from the trust and certain other similar mortgage loans may be added to the trust.

On the Closing Date, there may be up to [2.00]% of the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date that are 30 days or more delinquent.

Pre-funding Amount:

On the Closing Date, the Trust will deposit approximately $499,695,565 (the "***Pre-funding Amount***"), which will consist of approximately $324,303,766 related to Group I and approximately $175,391,799 related to Group II, into an account (the "***Pre-funding Account***"). Funds on deposit in the Pre-funding Account will be used from time to time to acquire "***Subsequent Mortgage Loans***" (together with the Initial Mortgage Loans, the "***Mortgage Loans***") during the Pre-funding Period. It is expected that the composition and characteristics of the Subsequent Mortgage Loans will be similar to those of the Initial Mortgage Loans in all material respects. The Mortgage Loans shown at the end of this termsheet represent our hypothetical final pool for this transaction. Our actual final pool will have characteristics that differ from those shown herein.

The "***Pre-funding Period***" commences on the Closing Date and ends on the earlier of (i) the date on which the amount on deposit in the Pre-funding Account is less than $10,000 and (ii) July 26, 2005.

To the extent that the Trust does not fully use amounts on deposit in the Pre-funding Account to purchase Subsequent Mortgage Loans by July 26, 2005, the Trust will apply the remaining amounts as a prepayment of principal to the Offered Certificates on the Distribution Date in August 2005. Although no assurance is possible, it is not anticipated that a material amount of principal will be prepaid on the Offered Certificates from amounts in the Pre-funding Account.

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate:

The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Pass-Through Rate:

The "***Pass-Through Rate***" for each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate:

The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.

Net WAC Rate:

The "***Net WAC Rate***" on each Class of Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Maximum Cap:

The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates, *pro rata*, based on aggregate certificate principal balance of such Certificates. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360. The Yield Maintenance Agreement will terminate after the Distribution Date in September 2008.

Credit Enhancement:

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Class A, Class M, Class B and Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Required Overcollateralization Amount:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal to 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the Original Pre-Funded Amount.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
(x) the Distribution Date occurring in May 2008 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 40.20%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Delinquency Trigger Event:

A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [39.00]% of the current Credit Enhancement Percentage.

Loss Trigger Event:

A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
May 2007 to April 2008	[1.25]% initially, plus 1/12th of [1.50]% for each month thereafter
May 2008 to April 2009	[2.75]% initially, plus 1/12th of [1.75]% for each month thereafter
May 2009 to April 2010	[4.50]% initially, plus 1/12th of [1.25]% for each month thereafter
May 2010 to April 2011	[5.75]% initially, plus 1/12th of [0.50]% for each month thereafter
May 2011 and thereafter	[6.25]%

Trigger Event:

A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Credit Support:

Initial Credit Enhancement		**Target Credit Enhancement After Stepdown Date**	
Class	**Percent**	**Class**	**Percent**
A	20.10%	A	40.20%
M-1	14.85%	M-1	29.70%
M-2	12.20%	M-2	24.40%
M-3	10.35%	M-3	20.70%
M-4	8.55%	M-4	17.10%
M-5	6.70%	M-5	13.40%
M-6	5.40%	M-6	10.80%
M-7	4.20%	M-7	8.40%
M-8	3.05%	M-8	6.10%
M-9	2.10%	M-9	4.20%
B-1	1.35%	B-1	2.70%
B-2	0.50%	B-2	1.00%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5 Certificates, eighth to the Class M-4 Certificates, ninth to the Class M-3 Certificates, tenth to the Class M-2 Certificates and eleventh to the Class M-1 Certificates. Realized Losses will not be allocated to any of the Class A Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class B-1 Certificates and thirteenth, monthly interest to the Class B-2 Certificates.
2) Principal funds, as follows: monthly principal to the Class A Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown," then monthly principal to the Class B-1 Certificates as described under "Principal Paydown" and then monthly principal to the Class B-2 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Class A, Class M and Class B Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below.
4) Any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates, and then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates and then any unpaid applied Realized Loss amount to the Class B-2 Certificates.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Class A Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then

to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.

6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal will be distributed to the Class II-A1, Class II-A2, Class II-A3 and Class II-A4 Certificates, sequentially, to such class of certificates until the certificate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1. Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Class A Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates, 10) Class B-1 Certificates and 11) the Class B-2 Certificates.

2. On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, generally pro rata based on the principal collected in the related loan group, such that the Class A Certificates will have at least 40.20% credit enhancement, second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least 29.70% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 24.40% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 20.70% credit, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 17.10% credit, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 13.40% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 10.80% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 8.40% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 6.10% credit enhancement , tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 4.20% credit enhancement, eleventh, to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 2.70% credit enhancement and twelfth the Class B-2 Certificates such that the Class B-2 Certificates will have at least 1.00% credit enhancement (subject, in the case of the most subordinate certificate outstanding).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class I-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.56	3.04	2.64	2.25	1.91
MDUR (yr)	3.24	2.80	2.46	2.12	1.81
First Prin Pay	1	1	1	1	1
Last Prin Pay	110	92	78	66	56

Class I-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.81	3.24	2.82	2.40	2.04
MDUR (yr)	3.41	2.95	2.59	2.24	1.92
First Prin Pay	1	1	1	1	1
Last Prin Pay	235	198	169	146	123

Class II-A1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.22	1.10	1.00	0.90	0.83
MDUR (yr)	1.18	1.06	0.97	0.88	0.81
First Prin Pay	1	1	1	1	1
Last Prin Pay	23	21	19	17	16

Class II-A1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.22	1.10	1.00	0.90	0.83
MDUR (yr)	1.18	1.06	0.97	0.88	0.81
First Prin Pay	1	1	1	1	1
Last Prin Pay	23	21	19	17	16

Weighted Average Life Tables

Class II-A2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.52	2.22	2.00	1.80	1.64
MDUR (yr)	2.39	2.11	1.91	1.72	1.58
First Prin Pay	23	21	19	17	16
Last Prin Pay	38	33	29	26	24

Class II-A2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.52	2.22	2.00	1.80	1.64
MDUR (yr)	2.39	2.11	1.91	1.72	1.58
First Prin Pay	23	21	19	17	16
Last Prin Pay	38	33	29	26	24

Class II-A3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.85	4.09	3.50	2.85	2.38
MDUR (yr)	4.42	3.77	3.26	2.69	2.26
First Prin Pay	38	33	29	26	24
Last Prin Pay	91	76	65	54	35

Class II-A3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.85	4.09	3.50	2.85	2.38
MDUR (yr)	4.42	3.77	3.26	2.69	2.26
First Prin Pay	38	33	29	26	24
Last Prin Pay	91	76	65	54	35

Weighted Average Life Tables

Class II-A4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	8.84	7.38	6.27	5.28	4.16
MDUR (yr)	7.59	6.47	5.60	4.79	3.83
First Prin Pay	91	76	65	54	35
Last Prin Pay	110	92	78	66	56

Class II-A4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	10.84	8.98	7.63	6.37	5.07
MDUR (yr)	8.94	7.63	6.63	5.65	4.57
First Prin Pay	91	76	65	54	35
Last Prin Pay	230	192	163	137	115

Class M-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.28	4.63	4.22	4.18
MDUR (yr)	5.54	4.73	4.20	3.87	3.84
First Prin Pay	41	37	39	42	45
Last Prin Pay	110	92	78	66	56

Class M-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.90	5.77	5.05	4.57	4.47
MDUR (yr)	5.95	5.09	4.52	4.14	4.08
First Prin Pay	41	37	39	42	45
Last Prin Pay	198	165	141	120	101

Weighted Average Life Tables

Class M-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.28	4.61	4.13	3.92
MDUR (yr)	5.53	4.73	4.18	3.78	3.61
First Prin Pay	41	37	38	40	43
Last Prin Pay	110	92	78	66	56

Class M-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.87	5.75	5.01	4.46	4.19
MDUR (yr)	5.92	5.06	4.48	4.04	3.84
First Prin Pay	41	37	38	40	43
Last Prin Pay	185	154	131	110	93

Class M-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.28	4.59	4.10	3.82
MDUR (yr)	5.51	4.71	4.15	3.74	3.52
First Prin Pay	41	37	38	40	41
Last Prin Pay	110	92	78	66	56

Class M-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.84	5.73	4.98	4.41	4.08
MDUR (yr)	5.88	5.03	4.44	3.99	3.73
First Prin Pay	41	37	38	40	41
Last Prin Pay	177	147	125	105	88

Weighted Average Life Tables

Class M-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.28	4.59	4.06	3.77
MDUR (yr)	5.50	4.70	4.15	3.71	3.46
First Prin Pay	41	37	38	39	40
Last Prin Pay	110	92	78	66	56

Class M-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.82	5.70	4.95	4.36	4.01
MDUR (yr)	5.85	5.00	4.42	3.94	3.66
First Prin Pay	41	37	38	39	40
Last Prin Pay	170	141	120	101	85

Class M-5 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.28	4.59	4.05	3.72
MDUR (yr)	5.49	4.69	4.14	3.69	3.42
First Prin Pay	41	37	37	38	39
Last Prin Pay	110	92	78	66	56

Class M-5 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.77	5.66	4.92	4.32	3.94
MDUR (yr)	5.81	4.97	4.38	3.90	3.60
First Prin Pay	41	37	37	38	39
Last Prin Pay	162	134	114	96	81

Weighted Average Life Tables

Class M-6 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.28	4.58	4.03	3.69
MDUR (yr)	5.37	4.61	4.06	3.63	3.35
First Prin Pay	41	37	37	38	39
Last Prin Pay	110	92	78	66	56

Class M-6 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.71	5.61	4.86	4.26	3.88
MDUR (yr)	5.64	4.84	4.27	3.80	3.50
First Prin Pay	41	37	37	38	39
Last Prin Pay	152	126	107	90	76

Class M-7 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.28	4.58	4.03	3.65
MDUR (yr)	5.35	4.60	4.05	3.62	3.31
First Prin Pay	41	37	37	38	38
Last Prin Pay	110	92	78	66	56

Class M-7 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.64	5.55	4.81	4.22	3.81
MDUR (yr)	5.57	4.78	4.22	3.76	3.43
First Prin Pay	41	37	37	38	38
Last Prin Pay	143	118	101	84	71

Weighted Average Life Tables

Class M-8 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.30	5.28	4.58	4.01	3.65
MDUR (yr)	5.25	4.52	3.99	3.55	3.27
First Prin Pay	41	37	37	37	38
Last Prin Pay	110	92	78	66	56

Class M-8 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.51	5.45	4.73	4.12	3.75
MDUR (yr)	5.39	4.64	4.10	3.64	3.35
First Prin Pay	41	37	37	37	38
Last Prin Pay	132	110	93	78	66

Class M-9 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.27	5.26	4.56	3.99	3.60
MDUR (yr)	5.02	4.34	3.85	3.44	3.15
First Prin Pay	41	37	37	37	37
Last Prin Pay	110	92	78	66	56

Class M-9 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.31	5.29	4.59	4.00	3.62
MDUR (yr)	5.05	4.36	3.87	3.45	3.16
First Prin Pay	41	37	37	37	37
Last Prin Pay	119	98	84	70	60

Weighted Average Life Tables

Class B-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.97	5.00	4.35	3.81	3.45
MDUR (yr)	4.84	4.18	3.71	3.31	3.03
First Prin Pay	41	37	37	37	37
Last Prin Pay	103	85	73	61	52

Class B-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.97	5.00	4.35	3.81	3.45
MDUR (yr)	4.84	4.18	3.71	3.31	3.03
First Prin Pay	41	37	37	37	37
Last Prin Pay	103	85	73	61	52

Class B-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.93	4.16	3.68	3.32	3.14
MDUR (yr)	4.14	3.58	3.21	2.93	2.79
First Prin Pay	41	37	37	37	37
Last Prin Pay	84	70	60	51	44

Class B-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.93	4.16	3.68	3.32	3.14
MDUR (yr)	4.14	3.58	3.21	2.93	2.79
First Prin Pay	41	37	37	37	37
Last Prin Pay	84	70	60	51	44

Yield Maintenance Agreement Schedule and Strike Rates For Offered Certificates and Class B Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	1,268,625,000	4.25169	10.00000	25	802,270,191	7.52466	10.00000
2	1,264,690,609	3.69562	10.00000	26	774,613,336	8.00234	10.00000
3	1,259,832,425	3.80922	10.00000	27	747,933,565	8.26702	10.00000
4	1,254,054,216	6.07777	10.00000	28	722,175,469	7.99832	10.00000
5	1,244,236,604	6.07828	10.00000	29	697,306,958	8.00628	10.00000
6	1,232,923,075	6.28265	10.00000	30	673,297,777	8.64394	10.00000
7	1,220,131,910	6.07996	10.00000	31	650,126,335	8.38375	10.00000
8	1,205,886,809	6.28688	10.00000	32	627,755,540	8.91080	10.00000
9	1,190,217,097	6.08382	10.00000	33	606,160,209	8.62036	10.00000
10	1,173,157,310	6.08354	10.00000	34	585,309,140	8.61734	10.00000
11	1,154,747,504	6.73603	10.00000	35	565,176,462	9.23609	10.00000
12	1,135,035,365	6.08816	10.00000	36	545,738,848	9.30082	10.00000
13	1,114,195,834	6.29101	10.00000	37	526,985,781	9.63176	10.00000
14	1,092,277,496	6.09431	10.00000	38	508,878,644	9.75093	10.00000
15	1,069,401,282	6.29726	10.00000	39	0	0.00000	0.00000
16	1,045,620,744	6.09399	10.00000	40	474,525,543	9.74085	10.00000
17	1,020,993,582	6.09472	10.00000	41	458,228,738	9.75005	10.00000
18	995,580,983	6.30107	10.00000				
19	969,447,394	6.09807	10.00000				
20	942,659,801	6.30717	10.00000				
21	915,288,084	6.10391	10.00000				
22	887,403,957	6.10417	10.00000				
23	859,081,193	6.79046	10.00000				
24	830,425,996	7.21962	10.00000				

Effective Available Funds Schedule for Offered Certificates and Class B Certificates

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2,3) (%)		Period	NWC (1) (%)	NWC (2,3) (%)		Period	NWC (1) (%)	NWC (2,3) (%)
1	4.25	10.00		35	9.24	10.00		69	10.85	10.85
2	3.70	10.00		36	9.30	10.00		70	10.84	10.84
3	3.81	10.00		37	9.63	10.00		71	11.99	11.99
4	6.08	10.00		38	9.75	10.00		72	10.84	10.84
5	6.08	10.00		39	10.07	10.07		73	11.19	11.19
6	6.28	10.00		40	9.74	10.00		74	10.85	10.85
7	6.08	10.00		41	9.75	10.00		75	11.20	11.20
8	6.29	10.00		42	10.54	10.54		76	10.83	10.83
9	6.08	10.00		43	10.21	10.21		77	10.82	10.82
10	6.08	10.00		44	10.85	10.85		78	11.19	11.19
11	6.74	10.00		45	10.50	10.50		79	0.00	0.00
12	6.09	10.00		46	10.49	10.49				
13	6.29	10.00		47	11.61	11.61				
14	6.09	10.00		48	10.58	10.58				
15	6.30	10.00		49	10.93	10.93				
16	6.09	10.00		50	10.63	10.63				
17	6.09	10.00		51	10.98	10.98				
18	6.30	10.00		52	10.62	10.62				
19	6.10	10.00		53	10.62	10.62				
20	6.31	10.00		54	11.06	11.06				
21	6.10	10.00		55	10.70	10.70				
22	6.10	10.00		56	11.11	11.11				
23	6.79	10.00		57	10.75	10.75				
24	7.22	10.00		58	10.74	10.74				
25	7.52	10.00		59	11.89	11.89				
26	8.00	10.00		60	10.80	10.80				
27	8.27	10.00		61	11.15	11.15				
28	8.00	10.00		62	10.86	10.86				
29	8.01	10.00		63	11.21	11.21				
30	8.64	10.00		64	10.84	10.84				
31	8.38	10.00		65	10.83	10.83				
32	8.91	10.00		66	11.21	11.21				
33	8.62	10.00		67	10.84	10.84				
34	8.62	10.00		68	11.22	11.22				

(1) Assumes 1mLIBOR stays at 2.850% and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes proceeds from the related Yield Maintenance Agreement included.

EXCESS SPREAD (1,2)

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	2.850	3.379	1.01	1.01	46	5.006	5.122	4.80	3.96
2	3.142	3.564	0.62	0.34	47	5.029	5.143	5.13	4.48
3	3.254	3.722	0.70	0.33	48	5.058	5.163	4.80	3.97
4	3.454	3.881	3.00	2.39	49	5.085	5.180	4.91	4.13
5	3.641	4.021	3.00	2.20	50	5.104	5.193	4.80	3.97
6	3.790	4.142	3.10	2.18	51	5.120	5.203	4.91	4.14
7	3.942	4.251	2.99	1.89	52	5.134	5.210	4.80	3.94
8	4.080	4.342	3.10	1.90	53	5.146	5.215	4.80	3.93
9	4.191	4.417	2.99	1.65	54	5.155	5.216	4.91	4.13
10	4.279	4.479	2.99	1.56	55	5.161	5.213	4.81	3.94
11	4.358	4.532	3.31	1.92	56	5.164	5.209	4.92	4.13
12	4.432	4.578	2.99	1.40	57	5.163	5.206	4.81	3.95
13	4.480	4.618	3.09	1.51	58	5.159	5.205	4.81	3.95
14	4.519	4.657	2.99	1.32	59	5.152	5.206	5.14	4.52
15	4.557	4.692	3.09	1.43	60	5.140	5.209	4.87	4.05
16	4.590	4.723	2.98	1.24	61	5.138	5.216	4.98	4.23
17	4.627	4.753	2.97	1.20	62	5.147	5.224	4.94	4.13
18	4.672	4.778	3.08	1.31	63	5.155	5.232	5.05	4.30
19	4.704	4.790	2.96	1.12	64	5.163	5.240	4.94	4.11
20	4.725	4.794	3.07	1.26	65	5.171	5.248	4.94	4.11
21	4.740	4.802	2.95	1.09	66	5.180	5.256	5.05	4.33
22	4.769	4.814	2.95	1.05	67	5.187	5.264	4.95	4.15
23	4.775	4.827	3.29	1.55	68	5.195	5.272	5.06	4.36
24	4.740	4.844	3.82	2.17	69	5.203	5.279	4.96	4.18
25	4.730	4.872	3.97	2.39	70	5.210	5.287	4.96	4.17
26	4.771	4.906	4.43	2.91	71	5.218	5.294	5.29	4.72
27	4.809	4.937	4.53	3.03	72	5.225	5.301	4.97	4.19
28	4.844	4.964	4.41	2.81	73	5.232	5.309	5.08	4.37
29	4.877	4.987	4.40	2.77	74	5.240	5.316	4.98	4.21
30	4.906	5.006	4.50	3.25	75	5.247	5.323	5.09	4.39
31	4.931	5.020	4.37	3.05	76	5.254	5.330	4.99	4.20
32	4.952	5.028	4.47	3.42	77	5.261	5.337	5.00	4.20
33	4.968	5.032	4.35	3.21	78	5.268	5.344	5.11	4.40
34	4.980	5.031	4.33	3.19	79	5.274	5.351	0.00	0.00
35	4.986	5.028	4.56	3.55					
36	4.987	5.024	4.57	3.51					
37	4.981	5.020	4.67	3.69					
38	4.973	5.017	4.78	3.78					
39	4.966	5.018	4.90	3.98					
40	4.962	5.022	4.79	3.80					
41	4.961	5.029	4.80	3.81					
42	4.962	5.041	4.91	4.10					
43	4.967	5.057	4.80	3.92					
44	4.975	5.077	4.91	4.17					
45	4.988	5.099	4.80	3.97					

(1) Assumes the Pricing Prepayment Speed.
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing and servicing fees), less total interest on the Offered Certificates and Class B Certificates divided by (b) collateral balance as of the beginning period and (c) times 12.

BREAKEVEN LOSSES

LOSS COVERAGE

Class	M-1	M-2	M-3	M-4	M-5	M-6
Rating (M/S/F)	Aa2/AA+/AA+	Aa3/AA/AA	A1/AA-/AA-	A2/A+/A+	A3/A/A	Baa1/A-/A-
Loss Severity	**30%**	**30%**	**30%**	**30%**	**30%**	**30%**
Default	31.83 CDR	25.64 CDR	21.87 CDR	18.56 CDR	15.45 CDR	13.35 CDR
Collateral Loss	17.98%	15.77%	14.21%	12.69%	11.11%	9.94%
Loss Severity	**40%**	**40%**	**40%**	**40%**	**40%**	**40%**
Default	21.63 CDR	17.90 CDR	15.52 CDR	13.36 CDR	11.27 CDR	9.82 CDR
Collateral Loss	18.81%	16.49%	14.86%	13.26%	11.59%	10.37%
Loss Severity	**50%**	**50%**	**50%**	**50%**	**50%**	**50%**
Default	16.40 CDR	13.76 CDR	12.03 CDR	10.44 CDR	8.87 CDR	7.76 CDR
Collateral Loss	19.35%	16.95%	15.27%	13.62%	11.91%	10.63%

Class	M-7	M-8	M-9	B-1	B-2
Rating (M/S/F)	Baa2/BBB+/BBB+	Baa3/BBB/BBB	NR/BBB-/BBB-	NR/BB+/BB	NR/BB/NR
Loss Severity	**30%**	**30%**	**30%**	**30%**	**30%**
Default	11.52 CDR	9.77 CDR	8.33 CDR	7.30 CDR	6.49 CDR
Collateral Loss	8.85%	7.74%	6.78%	6.05%	5.46%
Loss Severity	**40%**	**40%**	**40%**	**40%**	**40%**
Default	8.54 CDR	7.29 CDR	6.25 CDR	5.50 CDR	4.93 CDR
Collateral Loss	9.23%	8.06%	7.05%	6.29%	5.70%
Loss Severity	**50%**	**50%**	**50%**	**50%**	**50%**
Default	6.78 CDR	5.81 CDR	4.99 CDR	4.42 CDR	3.97 CDR
Collateral Loss	9.46%	8.26%	7.21%	6.46%	5.85%

Assumptions

12 Month Delay
Forward LIBOR
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

Total Mortgage Loans
As of the Statistical Cut-off Date

The Mortgage Loans shown below represent our hypothetical final pool for this transaction. Our actual final pool will have characteristics that differ from those shown herein.

		Minimum	Maximum
Scheduled Principal Balance	$1,275,000,000	$22,950	$1,000,000
Average Scheduled Principal Balance	$201,454		
Number of Mortgage Loans	6,329		
Weighted Average Gross Coupon	6.785%	4.500%	10.000%
Weighted Average FICO Score	649	540	813
Weighted Average Combined Original LTV	83.64%	11.31%	103.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	357 months	175 months	360 months
Weighted Average Seasoning	2 months	0 months	13 months
Weighted Average Gross Margin	5.701%	3.250%	8.000%
Weighted Average Minimum Interest Rate	6.732%	4.500%	9.750%
Weighted Average Maximum Interest Rate	12.732%	10.500%	15.750%
Weighted Average Initial Rate Cap	2.981%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	27 months	2 months	59 months
Maturity Date		November 1, 2019	April 1, 2035
Maximum Zip Code Concentration	0.37%	92336	
ARM	90.07%		
Fixed Rate	9.93%		
1/29 6 Mo LIBOR ARM	0.24%		
2/28 6 Mo LIBOR ARM	24.36%		
3/27 6 Mo LIBOR ARM	6.94%		
5/25 6 Mo LIBOR ARM	1.14%		
5YR IO 2/28 6 Mo LIBOR ARM	40.88%		
5YR IO 3/27 6 Mo LIBOR ARM	11.38%		
5YR IO 5/25 6 Mo LIBOR ARM	4.40%		
5YR IO 6 Mo LIBOR ARM	0.59%		
6 Mo LIBOR ARM	0.15%		
Fixed Rate	9.11%		
Fixed Rate 5Yr IO	0.82%		
Interest Only	58.07%		
Not Interest Only	41.93%		
Prepay Penalty: 0 months	21.95%		
Prepay Penalty: 12 months	5.15%		
Prepay Penalty: 24 months	46.27%		
Prepay Penalty: 36 months	26.63%		

First Lien	100.00%
Full Documentation	72.69%
Limited Income Verification	1.24%
No Income Verification	17.45%
Stated Plus Documentation	8.62%
Cash Out Refinance	40.30%
Purchase	55.04%
Rate/Term Refinance	4.66%
2 Units	4.00%
3 Units	0.41%
4 Units	0.25%
Condominium	7.35%
Modular	0.03%
PUD	19.05%
Single Family	68.90%
Non-owner	2.72%
Primary	96.69%
Second Home	0.60%
Top 5 States:	
California	34.96%
Florida	7.30%
Illinois	4.07%
New York	3.96%
Michigan	3.74%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	210	8,791,858.28	0.69%	8.038	346	82.47	617
50,000.01 - 100,000.00	1,162	89,721,702.38	7.04%	7.424	353	83.73	629
100,000.01 - 150,000.00	1,468	182,507,862.08	14.31%	7.112	356	84.53	635
150,000.01 - 200,000.00	1,209	209,582,987.05	16.44%	6.858	357	84.39	643
200,000.01 - 250,000.00	733	164,161,044.69	12.88%	6.741	358	83.41	647
250,000.01 - 300,000.00	447	122,527,833.00	9.61%	6.699	357	83.49	644
300,000.01 - 350,000.00	275	88,603,856.14	6.95%	6.759	358	85.73	653
350,000.01 - 400,000.00	205	77,120,030.89	6.05%	6.620	358	84.08	652
400,000.01 - 450,000.00	183	78,080,302.18	6.12%	6.611	358	85.25	656
450,000.01 - 500,000.00	126	59,915,815.78	4.70%	6.448	358	84.14	663
500,000.01 - 550,000.00	92	48,329,399.10	3.79%	6.553	358	84.06	659
550,000.01 - 600,000.00	83	47,702,550.00	3.74%	6.492	358	82.85	664
600,000.01 - 650,000.00	54	34,072,493.64	2.67%	6.416	358	80.89	670
650,000.01 - 700,000.00	23	15,588,038.00	1.22%	6.197	358	80.39	674
700,000.01 - 750,000.00	18	13,271,076.79	1.04%	6.305	358	79.31	674
750,000.01 - 800,000.00	14	11,060,150.00	0.87%	6.002	358	73.88	709
800,000.01 - 850,000.00	12	9,892,000.00	0.78%	6.110	358	72.26	675
850,000.01 - 900,000.00	7	6,211,000.00	0.49%	6.104	358	69.62	674
900,000.01 - 950,000.00	2	1,860,000.00	0.15%	6.239	359	64.17	662
950,000.01 - 1,000,000.00	6	6,000,000.00	0.47%	6.250	357	70.44	706
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	26	7,076,730.00	0.56%	4.890	359	74.38	708
5.000 - 5.499	110	35,631,483.05	2.79%	5.279	358	79.10	698
5.500 - 5.999	737	210,760,878.46	16.53%	5.779	358	78.04	678
6.000 - 6.499	983	225,341,056.63	17.67%	6.219	358	79.76	656
6.500 - 6.999	1,545	331,864,318.63	26.03%	6.725	357	82.77	646
7.000 - 7.499	923	167,608,940.53	13.15%	7.206	357	86.81	642
7.500 - 7.999	1,101	182,344,047.71	14.30%	7.694	357	89.60	627
8.000 - 8.499	456	64,048,922.03	5.02%	8.175	355	92.03	616
8.500 - 8.999	335	40,243,113.39	3.16%	8.662	356	91.87	602
9.000 - 9.499	76	6,545,956.61	0.51%	9.143	352	90.57	593
9.500 - 9.999	36	3,497,302.96	0.27%	9.601	355	92.38	608
10.000 -10.499	1	37,250.00	0.00%	10.000	359	102.99	654
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
525-549	178	24,692,109.36	1.94%	7.831	353	75.66	544
550-574	507	76,834,376.79	6.03%	7.633	355	78.89	564
575-599	449	80,483,989.28	6.31%	7.346	357	81.15	586
600-624	1,389	249,975,085.32	19.61%	6.935	357	83.47	612
625-649	1,282	253,092,282.21	19.85%	6.808	357	84.54	637
650-674	1,069	231,321,995.89	18.14%	6.629	358	84.45	662
675-699	659	161,323,723.67	12.65%	6.423	357	84.55	686
700+	796	197,276,437.48	15.47%	6.353	357	84.85	734
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	88	12,402,566.03	0.97%	6.608	339	42.05	637
50.00- 54.99	39	5,943,850.00	0.47%	6.677	357	52.89	597
55.00- 59.99	47	11,262,710.94	0.88%	6.563	353	57.85	624
60.00- 64.99	105	23,777,151.30	1.86%	6.409	356	63.00	628
65.00- 69.99	119	26,355,861.68	2.07%	6.564	355	67.27	633
70.00- 74.99	195	43,358,131.63	3.40%	6.596	354	72.20	628
75.00- 79.99	617	121,560,344.78	9.53%	6.457	356	78.41	638
80.00	2,348	499,932,644.10	39.21%	6.326	358	80.00	657
80.01- 84.99	215	45,803,228.73	3.59%	6.943	357	83.48	621
85.00- 89.99	548	108,274,217.51	8.49%	7.094	357	86.71	629
90.00- 94.99	761	148,813,906.48	11.67%	7.296	357	90.92	641
95.00- 99.99	343	72,781,377.07	5.71%	7.425	358	96.08	662
100.00	881	150,871,137.80	11.83%	7.657	357	100.00	668
100.01+	23	3,862,871.95	0.30%	7.400	359	102.98	670
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	90	9,234,486.56	0.72%	7.228	178	74.55	629
240	4	620,000.00	0.05%	7.431	238	81.19	679
360	6,235	1,265,145,513.44	99.23%	6.781	358	83.70	649
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	90	9,234,486.56	0.72%	7.228	178	74.55	629
181-240	4	620,000.00	0.05%	7.431	238	81.19	679
301-360	6,235	1,265,145,513.44	99.23%	6.781	358	83.70	649
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	222	38,904,163.85	3.05%	6.866	357	81.54	641
20.01 -25.00	247	37,694,750.49	2.96%	7.043	352	83.20	637
25.01 -30.00	396	67,318,919.19	5.28%	6.963	357	82.60	635
30.01 -35.00	615	109,879,054.27	8.62%	6.911	357	83.14	641
35.01 -40.00	701	138,893,028.42	10.89%	6.895	356	83.67	652
40.01 -45.00	1,057	211,100,471.86	16.56%	6.901	357	84.90	649
45.01 -50.00	1,379	294,543,690.38	23.10%	6.919	358	85.58	650
50.01 -55.00	1,711	376,365,921.54	29.52%	6.471	357	81.99	653
55.01 -60.00	1	300,000.00	0.02%	6.375	359	69.77	719
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	5,424	1,148,454,087.14	90.07%	6.732	358	83.78	648
Fixed Rate	905	126,545,912.86	9.93%	7.260	345	82.36	650
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1/29 6 Mo LIBOR ARM	16	3,081,074.78	0.24%	6.811	359	91.76	677
2/28 6 Mo LIBOR ARM	1,891	310,624,905.90	24.36%	7.138	358	85.73	631
3/27 6 Mo LIBOR ARM	520	88,436,292.22	6.94%	6.979	358	86.91	645
5/25 6 Mo LIBOR ARM	70	14,502,886.65	1.14%	6.635	358	80.21	651
5YR IO 2/28 6 Mo LIBOR ARM	2,038	521,201,694.72	40.88%	6.594	358	83.29	653
5YR IO 3/27 6 Mo LIBOR ARM	608	145,137,229.02	11.38%	6.434	358	81.92	661
5YR IO 5/25 6 Mo LIBOR ARM	239	56,050,200.79	4.40%	6.346	358	78.53	673
5YR IO 6 Mo LIBOR ARM	36	7,541,479.00	0.59%	5.806	358	78.51	635
6 Mo LIBOR ARM	6	1,878,324.06	0.15%	5.553	358	83.12	695
Fixed Rate	858	116,111,655.71	9.11%	7.283	344	82.47	648
Fixed Rate 5Yr IO	47	10,434,257.15	0.82%	7.005	352	81.15	665
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	2,968	740,364,860.68	58.07%	6.541	358	82.58	656
Not Interest Only	3,361	534,635,139.32	41.93%	7.122	355	85.10	638
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,452	279,869,933.51	21.95%	7.049	355	84.14	649
Prepay Penalty: 12 months	243	65,684,354.74	5.15%	6.963	358	83.89	651
Prepay Penalty: 24 months	2,848	589,946,850.34	46.27%	6.722	358	83.63	647
Prepay Penalty: 36 months	1,786	339,498,861.41	26.63%	6.641	356	83.18	651
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	6,329	1,275,000,000.00	100.00%	6.785	357	83.64	649
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	4,695	926,743,342.21	72.69%	6.695	358	82.38	646
Limited Income Verification	69	15,800,910.00	1.24%	6.753	358	80.58	662
No Income Verification	1,196	222,516,485.98	17.45%	6.999	354	84.45	643
Stated Plus Documentation	369	109,939,261.81	8.62%	7.114	358	93.02	682
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	2,564	513,825,946.51	40.30%	6.977	356	82.11	631
Purchase	3,422	701,776,803.21	55.04%	6.628	358	84.71	662
Rate/Term Refinance	343	59,397,250.28	4.66%	6.977	354	84.17	639
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	217	51,024,535.00	4.00%	6.866	356	84.11	656
3 Units	16	5,254,970.00	0.41%	6.561	358	76.98	678
4 Units	8	3,199,308.92	0.25%	6.067	357	81.26	704
Condominium	453	93,725,554.95	7.35%	6.657	358	83.10	661
Modular	1	359,100.00	0.03%	6.125	356	89.80	673
PUD	1,015	242,899,727.35	19.05%	6.654	358	83.26	655
Single Family	4,619	878,536,803.78	68.90%	6.834	357	83.81	645
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	235	34,630,069.31	2.72%	7.132	356	82.83	683
Primary	6,048	1,232,779,767.22	96.69%	6.772	357	83.63	647
Second Home	46	7,590,163.47	0.60%	7.254	358	88.41	693
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	66	8,423,144.51	0.66%	7.602	356	88.04	631
Arizona	115	19,361,347.17	1.52%	6.998	358	84.11	652
Arkansas	20	2,678,807.95	0.21%	6.625	359	85.33	662
California	1,322	445,678,170.97	34.96%	6.352	358	80.69	660
Colorado	132	25,530,197.00	2.00%	6.787	358	84.00	638
Connecticut	32	5,456,559.71	0.43%	6.740	359	79.39	634
Delaware	1	220,050.00	0.02%	6.750	359	80.00	635
District of Columbia	3	945,350.00	0.07%	7.333	358	94.77	652
Florida	517	93,065,392.62	7.30%	7.089	357	84.33	648
Georgia	196	31,139,385.94	2.44%	6.946	357	85.13	641
Idaho	14	1,735,700.00	0.14%	6.978	359	84.90	629
Illinois	289	51,859,235.28	4.07%	7.057	355	84.20	634
Indiana	176	20,044,838.38	1.57%	7.493	356	91.46	634
Iowa	14	1,020,040.31	0.08%	7.529	340	86.86	613
Kansas	26	3,690,100.00	0.29%	7.499	359	89.90	635
Kentucky	64	8,478,850.95	0.67%	6.964	359	87.92	637
Louisiana	22	2,390,616.80	0.19%	7.302	343	87.89	635
Maine	15	2,268,100.00	0.18%	7.329	359	83.58	637
Maryland	143	30,542,620.42	2.40%	6.848	358	82.19	646
Massachusetts	108	30,412,770.45	2.39%	7.079	358	84.27	649
Michigan	314	47,703,522.88	3.74%	7.092	357	87.65	637
Minnesota	196	37,656,359.10	2.95%	6.904	359	86.85	639
Missouri	130	19,625,897.48	1.54%	7.269	354	86.90	633
Nebraska	11	884,390.50	0.07%	7.128	358	80.57	646
Nevada	108	27,081,956.00	2.12%	6.575	357	80.92	647
New Hampshire	11	2,098,810.75	0.16%	7.599	358	87.07	652
New Jersey	96	23,238,359.67	1.82%	6.847	357	85.72	660
New Mexico	24	3,631,438.86	0.28%	7.359	357	86.92	642
New York	197	50,450,670.02	3.96%	6.966	356	83.71	651
North Carolina	244	35,055,911.84	2.75%	7.087	358	88.67	648
Ohio	315	40,164,085.47	3.15%	7.251	357	89.49	637
Oklahoma	19	2,171,420.00	0.17%	7.075	359	90.43	664
Oregon	171	30,658,046.47	2.40%	6.517	359	83.48	657
Pennsylvania	96	11,513,354.07	0.90%	7.303	350	88.55	640
Rhode Island	23	4,511,950.00	0.35%	6.952	359	82.89	654
South Carolina	83	11,632,438.30	0.91%	7.066	359	87.61	641
South Dakota	1	193,000.00	0.02%	6.250	358	94.07	743
Tennessee	146	16,807,068.85	1.32%	7.222	355	85.89	628
Texas	413	47,700,803.15	3.74%	7.200	348	82.41	632
Utah	118	16,566,439.48	1.30%	6.961	357	85.26	631
Vermont	1	147,000.00	0.01%	8.500	359	79.90	617
Virginia	70	17,661,999.06	1.39%	6.811	358	84.88	652
Washington	160	29,101,433.65	2.28%	6.625	357	82.78	647
West Virginia	3	314,450.00	0.02%	6.616	311	81.35	609
Wisconsin	104	13,487,915.94	1.06%	7.250	359	85.30	622
Total	**6,329**	**1,275,000,000.00**	**100.00%**	**6.785**	**357**	**83.64**	**649**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000 - 3.499	5	2,778,563.80	0.24%	5.654	355	73.47	717
3.500 - 3.999	14	5,579,643.47	0.49%	5.944	355	77.63	670
4.000 - 4.499	14	3,610,093.64	0.31%	6.111	355	78.66	644
4.500 - 4.999	57	15,091,400.17	1.31%	6.141	358	78.16	654
5.000 - 5.499	1,561	392,572,946.84	34.18%	6.067	358	78.02	654
5.500 - 5.999	1,518	318,550,557.56	27.74%	6.673	358	81.76	641
6.000 - 6.499	1,271	247,736,037.59	21.57%	7.211	359	89.87	650
6.500 - 6.999	701	120,011,672.71	10.45%	7.693	358	92.35	644
7.000 - 7.499	230	35,166,382.43	3.06%	8.240	359	96.15	648
7.500 - 7.999	50	7,198,948.93	0.63%	8.357	359	96.32	651
8.000 - 8.499	3	157,840.00	0.01%	8.889	358	100.00	718
Total	**5,424**	**1,148,454,087.14**	**100.00%**	**6.732**	**358**	**83.78**	**648**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	26	7,076,730.00	0.62%	4.890	359	74.38	708
5.000 - 5.499	102	32,244,483.05	2.81%	5.280	358	79.17	695
5.500 - 5.999	706	204,263,374.55	17.79%	5.775	358	78.12	678
6.000 - 6.499	930	214,488,717.30	18.68%	6.218	358	79.85	654
6.500 - 6.999	1,348	297,849,238.90	25.93%	6.725	358	83.17	644
7.000 - 7.499	777	146,827,716.66	12.78%	7.203	358	87.33	641
7.500 - 7.999	894	156,868,478.92	13.66%	7.693	358	90.55	627
8.000 - 8.499	354	53,612,403.65	4.67%	8.175	358	93.07	616
8.500 - 8.999	234	30,066,444.45	2.62%	8.659	358	92.60	601
9.000 - 9.499	41	3,791,189.56	0.33%	9.106	358	92.22	598
9.500 - 9.999	12	1,365,310.10	0.12%	9.573	357	93.20	592
Total	**5,424**	**1,148,454,087.14**	**100.00%**	**6.732**	**358**	**83.78**	**648**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	26	7,076,730.00	0.62%	4.890	359	74.38	708
11.000 -11.499	102	32,244,483.05	2.81%	5.280	358	79.17	695
11.500 -11.999	706	204,263,374.55	17.79%	5.775	358	78.12	678
12.000 -12.499	930	214,488,717.30	18.68%	6.218	358	79.85	654
12.500 -12.999	1,348	297,849,238.90	25.93%	6.725	358	83.17	644
13.000 -13.499	777	146,827,716.66	12.78%	7.203	358	87.33	641
13.500 -13.999	894	156,868,478.92	13.66%	7.693	358	90.55	627
14.000 -14.499	354	53,612,403.65	4.67%	8.175	358	93.07	616
14.500 -14.999	234	30,066,444.45	2.62%	8.659	358	92.60	601
15.000 -15.499	41	3,791,189.56	0.33%	9.106	358	92.22	598
15.500 -15.999	12	1,365,310.10	0.12%	9.573	357	93.20	592
Total	**5,424**	**1,148,454,087.14**	**100.00%**	**6.732**	**358**	**83.78**	**648**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	42	9,419,803.06	0.82%	5.755	358	79.43	647
2.000	16	3,081,074.78	0.27%	6.811	359	91.76	677
3.000	5,366	1,135,953,209.30	98.91%	6.740	358	83.79	648
Total	**5,424**	**1,148,454,087.14**	**100.00%**	**6.732**	**358**	**83.78**	**648**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	5,424	1,148,454,087.14	100.00%	6.732	358	83.78	648
Total	**5,424**	**1,148,454,087.14**	**100.00%**	**6.732**	**358**	**83.78**	**648**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
06/01/05	1	183,175.00	0.02%	5.500	356	85.00	672
08/01/05	7	1,224,204.37	0.11%	5.778	357	78.51	646
09/01/05	34	8,012,423.69	0.70%	5.758	358	79.44	646
02/01/06	1	135,074.78	0.01%	6.375	358	80.00	610
03/01/06	15	2,946,000.00	0.26%	6.830	359	92.30	680
04/01/06	2	160,000.00	0.01%	7.500	348	77.67	561
07/01/06	2	504,072.76	0.04%	7.500	351	95.00	636
08/01/06	11	1,369,149.30	0.12%	7.163	352	87.38	624
09/01/06	7	1,342,298.56	0.12%	7.398	353	83.50	673
10/01/06	2	1,293,693.64	0.11%	5.625	353	79.75	648
11/01/06	15	2,570,690.83	0.22%	7.049	355	89.37	655
12/01/06	23	5,158,193.78	0.45%	6.692	356	83.66	643
01/01/07	54	12,804,114.85	1.11%	7.356	357	89.29	628
02/01/07	354	76,463,428.44	6.66%	6.871	358	83.34	645
03/01/07	3,447	728,057,408.46	63.39%	6.778	359	84.17	645
04/01/07	12	2,103,550.00	0.18%	6.980	359	90.24	649
07/01/07	1	253,279.60	0.02%	6.250	351	100.00	753
08/01/07	2	329,400.00	0.03%	5.375	352	79.99	671
09/01/07	1	189,500.00	0.02%	6.875	353	100.00	692
10/01/07	1	106,500.00	0.01%	7.500	354	100.00	658
11/01/07	10	3,307,898.61	0.29%	6.472	355	79.39	669
12/01/07	8	2,210,753.26	0.19%	6.130	356	79.24	663
01/01/08	22	4,763,662.18	0.41%	7.090	357	88.52	659
02/01/08	112	20,098,590.81	1.75%	6.849	358	83.77	647
03/01/08	968	201,256,786.78	17.52%	6.619	359	83.76	655
04/01/08	3	1,057,150.00	0.09%	6.572	359	88.31	668
07/01/09	2	341,860.79	0.03%	6.242	350	72.38	640
09/01/09	1	256,720.00	0.02%	5.875	352	80.00	769
12/01/09	4	1,025,500.00	0.09%	6.734	356	75.58	655
01/01/10	3	247,200.00	0.02%	7.048	357	80.00	613
02/01/10	32	7,090,000.97	0.62%	6.242	358	77.55	673
03/01/10	267	61,591,805.68	5.36%	6.420	358	79.11	668
Total	**5,424**	**1,148,454,087.14**	**100.00%**	**6.732**	**358**	**83.78**	**648**

Group I Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$892,993,406	$22,950	$477,600
Average Scheduled Principal Balance	$160,668		
Number of Mortgage Loans	5,558		
Weighted Average Gross Coupon	6.916%	4.500%	9.875%
Weighted Average FICO Score	642	540	813
Weighted Average Combined Original LTV	84.06%	11.31%	100.00%
Weighted Average Original Term	358 months	180 months	360 months
Weighted Average Stated Remaining Term	356 months	175 months	360 months
Weighted Average Seasoning	2 months	0 months	13 months
Weighted Average Gross Margin	5.782%	3.375%	7.875%
Weighted Average Minimum Interest Rate	6.855%	4.500%	9.750%
Weighted Average Maximum Interest Rate	12.855%	10.500%	15.750%
Weighted Average Initial Rate Cap	2.979%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	27 months	2 months	59 months
Maturity Date		November 1, 2019	April 1, 2035
Maximum Zip Code Concentration	0.36%	92553	
ARM	88.25%		
Fixed Rate	11.75%		
1/29 6 Mo LIBOR ARM	0.35%		
2/28 6 Mo LIBOR ARM	28.61%		
3/27 6 Mo LIBOR ARM	8.49%		
5/25 6 Mo LIBOR ARM	1.07%		
5YR IO 2/28 6 Mo LIBOR ARM	35.21%		
5YR IO 3/27 6 Mo LIBOR ARM	10.06%		
5YR IO 5/25 6 Mo LIBOR ARM	3.72%		
5YR IO 6 Mo LIBOR ARM	0.66%		
6 Mo LIBOR ARM	0.10%		
Fixed Rate	11.01%		
Fixed Rate 5Yr IO	0.74%		
Interest Only	50.38%		
Not Interest Only	49.62%		
Prepay Penalty: 0 months	22.81%		
Prepay Penalty: 12 months	3.76%		
Prepay Penalty: 24 months	45.57%		
Prepay Penalty: 36 months	27.86%		

First Lien	100.00%
Full Documentation	72.63%
Limited Income Verification	1.15%
No Income Verification	20.30%
Stated Plus Documentation	5.93%
Cash Out Refinance	41.47%
Purchase	53.56%
Rate/Term Refinance	4.97%
2 Units	4.50%
3 Units	0.39%
4 Units	0.36%
Condominium	7.60%
Modular	0.04%
PUD	16.53%
Single Family	70.58%
Non-owner	3.71%
Primary	95.68%
Second Home	0.61%
Top 5 States:	
California	22.71%
Florida	8.45%
Texas	5.10%
Illinois	4.98%
Michigan	4.65%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	206	8,622,208.28	0.97%	8.035	346	82.08	616
50,000.01 - 100,000.00	1,159	89,508,162.38	10.02%	7.424	353	83.69	628
100,000.01 - 150,000.00	1,460	181,517,513.59	20.33%	7.110	356	84.43	635
150,000.01 - 200,000.00	1,206	209,071,263.59	23.41%	6.855	357	84.35	643
200,000.01 - 250,000.00	730	163,501,994.69	18.31%	6.739	358	83.33	647
250,000.01 - 300,000.00	444	121,671,483.00	13.63%	6.696	357	83.36	644
300,000.01 - 350,000.00	273	87,983,806.14	9.85%	6.756	358	85.60	653
350,000.01 - 400,000.00	50	18,132,187.42	2.03%	6.750	358	84.02	647
400,000.01 - 450,000.00	23	9,752,798.69	1.09%	6.496	358	83.27	680
450,000.01 - 500,000.00	7	3,231,988.00	0.36%	6.714	358	82.79	653
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	21	4,792,730.00	0.54%	4.906	359	74.74	720
5.000 - 5.499	68	14,613,893.36	1.64%	5.270	358	78.30	680
5.500 - 5.999	552	111,697,893.27	12.51%	5.772	357	78.85	676
6.000 - 6.499	845	154,548,975.75	17.31%	6.215	357	79.65	654
6.500 - 6.999	1,331	225,099,281.56	25.21%	6.727	357	82.41	643
7.000 - 7.499	839	128,523,321.04	14.39%	7.211	356	85.76	637
7.500 - 7.999	1,032	152,021,929.27	17.02%	7.699	356	89.39	625
8.000 - 8.499	439	57,180,048.57	6.40%	8.174	354	91.34	615
8.500 - 8.999	321	34,905,623.39	3.91%	8.651	355	91.21	599
9.000 - 9.499	76	6,545,956.61	0.73%	9.143	352	90.57	593
9.500 - 9.999	34	3,063,752.96	0.34%	9.596	354	91.30	590
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
525-549	168	20,511,209.36	2.30%	7.986	352	76.22	544
550-574	485	67,750,126.79	7.59%	7.702	355	78.99	564
575-599	416	64,810,589.28	7.26%	7.365	357	80.52	587
600-624	1,271	193,610,870.82	21.68%	7.006	357	83.85	612
625-649	1,141	182,974,649.64	20.49%	6.870	357	84.74	637
650-674	923	156,941,133.05	17.57%	6.736	357	86.08	662
675-699	511	89,357,008.58	10.01%	6.565	356	85.38	686
700+	643	117,037,818.26	13.11%	6.457	357	85.86	733
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	85	10,342,566.03	1.16%	6.780	335	40.88	619
50.00- 54.99	37	5,023,850.00	0.56%	6.709	357	52.67	606
55.00- 59.99	43	7,737,710.94	0.87%	6.586	350	57.68	613
60.00- 64.99	95	16,291,151.30	1.82%	6.686	355	63.00	613
65.00- 69.99	97	14,995,824.13	1.68%	6.827	352	67.66	619
70.00- 74.99	167	26,668,131.63	2.99%	6.739	352	72.26	616
75.00- 79.99	548	83,538,024.35	9.35%	6.565	355	78.76	635
80.00	2,017	331,190,968.10	37.09%	6.426	358	80.00	649
80.01- 84.99	189	32,780,807.73	3.67%	7.073	357	83.50	615
85.00- 89.99	485	79,054,921.72	8.85%	7.212	357	86.63	623
90.00- 94.99	684	113,645,959.01	12.73%	7.398	357	90.98	637
95.00- 99.99	306	55,097,882.57	6.17%	7.432	358	96.13	657
100.00	805	116,625,608.27	13.06%	7.728	357	100.00	663
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	90	9,234,486.56	1.03%	7.228	178	74.55	629
240	4	620,000.00	0.07%	7.431	238	81.19	679
360	5,464	883,138,919.22	98.90%	6.912	358	84.16	642
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	90	9,234,486.56	1.03%	7.228	178	74.55	629
181-240	4	620,000.00	0.07%	7.431	238	81.19	679
301-360	5,464	883,138,919.22	98.90%	6.912	358	84.16	642
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	195	25,302,916.38	2.83%	7.129	356	82.22	634
20.01 -25.00	236	31,268,550.49	3.50%	7.167	351	83.88	631
25.01 -30.00	362	50,871,769.19	5.70%	7.052	357	82.67	632
30.01 -35.00	560	83,309,255.72	9.33%	7.051	357	83.31	635
35.01 -40.00	614	93,914,013.12	10.52%	7.045	355	85.22	645
40.01 -45.00	929	147,074,618.37	16.47%	7.047	356	85.68	642
45.01 -50.00	1,187	199,974,780.30	22.39%	7.025	357	85.16	642
50.01 -55.00	1,474	260,977,502.21	29.23%	6.593	357	82.59	647
55.01 -60.00	1	300,000.00	0.03%	6.375	359	69.77	719
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	4,698	788,104,589.02	88.25%	6.855	358	84.35	642
Fixed Rate	860	104,888,816.76	11.75%	7.375	342	81.86	640
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1/29 6 Mo LIBOR ARM	16	3,081,074.78	0.35%	6.811	359	91.76	677
2/28 6 Mo LIBOR ARM	1,765	255,498,324.00	28.61%	7.198	358	85.72	628
3/27 6 Mo LIBOR ARM	492	75,836,671.22	8.49%	6.995	358	86.74	643
5/25 6 Mo LIBOR ARM	58	9,511,436.65	1.07%	6.816	358	82.47	655
5YR IO 2/28 6 Mo LIBOR ARM	1,632	314,430,887.19	35.21%	6.686	358	83.52	646
5YR IO 3/27 6 Mo LIBOR ARM	505	89,815,891.02	10.06%	6.584	358	83.86	657
5YR IO 5/25 6 Mo LIBOR ARM	193	33,177,500.79	3.72%	6.443	358	78.26	669
5YR IO 6 Mo LIBOR ARM	33	5,860,479.00	0.66%	5.874	358	79.38	634
6 Mo LIBOR ARM	4	892,324.37	0.10%	5.749	358	81.05	644
Fixed Rate	821	98,321,609.61	11.01%	7.382	342	81.89	639
Fixed Rate 5Yr IO	39	6,567,207.15	0.74%	7.261	348	81.38	654
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	2,402	449,851,965.15	50.38%	6.646	358	83.12	650
Not Interest Only	3,156	443,141,440.63	49.62%	7.190	355	85.01	634
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,309	203,719,051.33	22.81%	7.124	354	84.64	644
Prepay Penalty: 12 months	181	33,598,504.24	3.76%	7.124	359	84.59	642
Prepay Penalty: 24 months	2,466	406,895,334.90	45.57%	6.868	358	83.68	639
Prepay Penalty: 36 months	1,602	248,780,515.31	27.86%	6.797	355	84.11	645
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	5,558	892,993,405.78	100.00%	6.916	356	84.06	642
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	4,135	648,574,005.37	72.63%	6.843	357	83.13	639
Limited Income Verification	58	10,247,110.00	1.15%	6.804	359	82.86	665
No Income Verification	1,108	181,256,739.13	20.30%	7.078	353	84.30	641
Stated Plus Documentation	257	52,915,551.28	5.93%	7.277	358	94.78	679
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	2,273	370,286,096.36	41.47%	7.110	355	82.43	626
Purchase	2,970	478,326,377.64	53.56%	6.747	358	85.24	655
Rate/Term Refinance	315	44,380,931.78	4.97%	7.124	353	84.78	634
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	197	40,199,134.31	4.50%	6.896	356	82.89	650
3 Units	13	3,490,970.00	0.39%	6.697	359	75.45	648
4 Units	8	3,199,308.92	0.36%	6.067	357	81.26	704
Condominium	399	67,880,463.84	7.60%	6.711	358	83.54	659
Modular	1	359,100.00	0.04%	6.125	356	89.80	673
PUD	835	147,611,302.95	16.53%	6.783	357	84.20	647
Single Family	4,105	630,253,125.76	70.58%	6.976	356	84.21	638
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	231	33,086,919.31	3.71%	7.146	355	82.74	680
Primary	5,286	854,418,273.00	95.68%	6.905	357	84.08	640
Second Home	41	5,488,213.47	0.61%	7.174	359	88.06	677
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	62	6,508,971.05	0.73%	7.758	356	88.48	614
Arizona	111	16,929,197.17	1.90%	7.067	358	84.95	650
Arkansas	20	2,678,807.95	0.30%	6.625	359	85.33	662
California	842	202,755,541.65	22.71%	6.443	358	79.48	651
Colorado	127	23,209,597.00	2.60%	6.774	359	83.36	637
Connecticut	32	5,456,559.71	0.61%	6.740	359	79.39	634
Delaware	1	220,050.00	0.02%	6.750	359	80.00	635
District of Columbia	1	181,450.00	0.02%	7.375	359	95.00	601
Florida	482	75,458,795.15	8.45%	7.147	357	84.17	641
Georgia	185	25,647,454.45	2.87%	7.046	357	85.82	637
Idaho	14	1,735,700.00	0.19%	6.978	359	84.90	629
Illinois	273	44,511,735.28	4.98%	7.058	354	84.82	635
Indiana	173	18,384,838.38	2.06%	7.582	356	91.91	633
Iowa	14	1,020,040.31	0.11%	7.529	340	86.86	613
Kansas	26	3,690,100.00	0.41%	7.499	359	89.90	635
Kentucky	60	6,964,600.95	0.78%	7.053	359	89.48	641
Louisiana	22	2,390,616.80	0.27%	7.302	343	87.89	635
Maine	15	2,268,100.00	0.25%	7.329	359	83.58	637
Maryland	121	22,040,120.42	2.47%	6.875	358	81.47	645
Massachusetts	93	22,547,820.45	2.52%	6.919	358	84.35	656
Michigan	302	41,519,122.88	4.65%	7.108	357	88.16	639
Minnesota	188	34,155,509.10	3.82%	6.902	359	86.32	639
Missouri	118	14,194,330.69	1.59%	7.427	353	87.93	630
Nebraska	11	884,390.50	0.10%	7.128	358	80.57	646
Nevada	95	19,449,806.00	2.18%	6.734	357	83.09	645
New Hampshire	11	2,098,810.75	0.24%	7.599	358	87.07	652
New Jersey	81	16,064,609.67	1.80%	6.857	357	85.66	653
New Mexico	23	3,161,438.86	0.35%	7.357	357	87.48	647
New York	156	29,616,619.33	3.32%	7.052	355	83.55	637
North Carolina	236	31,255,211.84	3.50%	7.110	358	88.60	643
Ohio	307	36,836,035.47	4.13%	7.205	357	89.18	633
Oklahoma	17	1,661,820.00	0.19%	7.487	359	92.09	638
Oregon	162	26,149,646.47	2.93%	6.544	359	83.85	657
Pennsylvania	93	10,456,304.07	1.17%	7.377	350	88.68	635
Rhode Island	23	4,511,950.00	0.51%	6.952	359	82.89	654
South Carolina	81	10,366,038.30	1.16%	7.179	359	88.54	639
South Dakota	1	193,000.00	0.02%	6.250	358	94.07	743
Tennessee	143	15,663,468.85	1.75%	7.135	355	85.85	633
Texas	407	45,509,258.15	5.10%	7.240	347	82.29	631
Utah	118	16,566,439.48	1.86%	6.961	357	85.26	631
Vermont	1	147,000.00	0.02%	8.500	359	79.90	617
Virginia	53	9,946,199.06	1.11%	6.846	358	83.40	642
Washington	152	25,038,933.65	2.80%	6.631	356	82.38	647
West Virginia	3	314,450.00	0.04%	6.616	311	81.35	609
Wisconsin	102	12,632,915.94	1.41%	7.275	359	84.98	624
Total	**5,558**	**892,993,405.78**	**100.00%**	**6.916**	**356**	**84.06**	**642**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000 - 3.499	3	778,563.80	0.10%	5.728	355	77.80	747
3.500 - 3.999	9	2,591,616.68	0.33%	5.799	355	78.21	665
4.000 - 4.499	11	1,666,400.00	0.21%	6.288	356	80.00	630
4.500 - 4.999	44	6,981,300.17	0.89%	6.081	357	79.30	646
5.000 - 5.499	1,247	231,870,599.60	29.42%	6.108	358	78.12	648
5.500 - 5.999	1,336	227,747,823.06	28.90%	6.733	358	81.51	635
6.000 - 6.499	1,131	182,462,955.04	23.15%	7.261	358	89.48	643
6.500 - 6.999	660	101,645,199.31	12.90%	7.739	358	92.66	640
7.000 - 7.499	211	26,869,582.43	3.41%	8.274	359	95.83	646
7.500 - 7.999	46	5,490,548.93	0.70%	8.464	359	96.41	652
Total	**4,698**	**788,104,589.02**	**100.00%**	**6.855**	**358**	**84.35**	**642**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	21	4,792,730.00	0.61%	4.906	359	74.74	720
5.000 - 5.499	66	14,220,143.36	1.80%	5.271	358	78.57	680
5.500 - 5.999	523	106,388,789.36	13.50%	5.765	359	78.98	676
6.000 - 6.499	798	146,988,258.51	18.65%	6.215	359	79.82	652
6.500 - 6.999	1,151	199,368,675.84	25.30%	6.726	358	83.11	641
7.000 - 7.499	698	110,194,197.17	13.98%	7.205	358	86.29	636
7.500 - 7.999	827	127,657,710.48	16.20%	7.699	358	90.48	625
8.000 - 8.499	340	47,696,630.19	6.05%	8.173	358	92.28	614
8.500 - 8.999	222	25,677,954.45	3.26%	8.654	358	92.01	597
9.000 - 9.499	41	3,791,189.56	0.48%	9.106	358	92.22	598
9.500 - 9.999	11	1,328,310.10	0.17%	9.568	357	93.01	591
Total	**4,698**	**788,104,589.02**	**100.00%**	**6.855**	**358**	**84.35**	**642**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	21	4,792,730.00	0.61%	4.906	359	74.74	720
11.000 -11.499	66	14,220,143.36	1.80%	5.271	358	78.57	680
11.500 -11.999	523	106,388,789.36	13.50%	5.765	359	78.98	676
12.000 -12.499	798	146,988,258.51	18.65%	6.215	359	79.82	652
12.500 -12.999	1,151	199,368,675.84	25.30%	6.726	358	83.11	641
13.000 -13.499	698	110,194,197.17	13.98%	7.205	358	86.29	636
13.500 -13.999	827	127,657,710.48	16.20%	7.699	358	90.48	625
14.000 -14.499	340	47,696,630.19	6.05%	8.173	358	92.28	614
14.500 -14.999	222	25,677,954.45	3.26%	8.654	358	92.01	597
15.000 -15.499	41	3,791,189.56	0.48%	9.106	358	92.22	598
15.500 -15.999	11	1,328,310.10	0.17%	9.568	357	93.01	591
Total	**4,698**	**788,104,589.02**	**100.00%**	**6.855**	**358**	**84.35**	**642**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	37	6,752,803.37	0.86%	5.857	358	79.60	636
2.000	16	3,081,074.78	0.39%	6.811	359	91.76	677
3.000	4,645	778,270,710.87	98.75%	6.864	358	84.36	642
Total	**4,698**	**788,104,589.02**	**100.00%**	**6.855**	**358**	**84.35**	**642**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	4,698	788,104,589.02	100.00%	6.855	358	84.35	642
Total	**4,698**	**788,104,589.02**	**100.00%**	**6.855**	**358**	**84.35**	**642**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
06/01/05	1	183,175.00	0.02%	5.500	356	85.00	672
08/01/05	7	1,224,204.37	0.16%	5.778	357	78.51	646
09/01/05	29	5,345,424.00	0.68%	5.888	358	79.67	632
02/01/06	1	135,074.78	0.02%	6.375	358	80.00	610
03/01/06	15	2,946,000.00	0.37%	6.830	359	92.30	680
04/01/06	2	160,000.00	0.02%	7.500	348	77.67	561
07/01/06	2	504,072.76	0.06%	7.500	351	95.00	636
08/01/06	11	1,369,149.30	0.17%	7.163	352	87.38	624
09/01/06	7	1,342,298.56	0.17%	7.398	353	83.50	673
11/01/06	15	2,570,690.83	0.33%	7.049	355	89.37	655
12/01/06	19	2,481,198.49	0.31%	7.004	356	88.29	620
01/01/07	49	10,261,141.39	1.30%	7.401	357	88.38	623
02/01/07	299	48,450,424.40	6.15%	7.011	358	83.69	638
03/01/07	2,981	500,686,685.46	63.53%	6.892	359	84.43	638
04/01/07	12	2,103,550.00	0.27%	6.980	359	90.24	649
07/01/07	1	253,279.60	0.03%	6.250	351	100.00	753
08/01/07	2	329,400.00	0.04%	5.375	352	79.99	671
09/01/07	1	189,500.00	0.02%	6.875	353	100.00	692
10/01/07	1	106,500.00	0.01%	7.500	354	100.00	658
11/01/07	8	1,307,898.61	0.17%	7.767	355	91.03	613
12/01/07	6	1,449,153.26	0.18%	6.330	356	78.91	657
01/01/08	19	3,326,912.18	0.42%	7.311	357	88.95	643
02/01/08	103	15,213,840.81	1.93%	6.953	358	86.63	651
03/01/08	854	143,084,027.78	18.16%	6.737	359	84.90	651
04/01/08	2	392,050.00	0.05%	7.545	360	85.44	674
07/01/09	2	341,860.79	0.04%	6.242	350	72.38	640
09/01/09	1	256,720.00	0.03%	5.875	352	80.00	769
12/01/09	3	375,500.00	0.05%	6.924	356	80.00	626
01/01/10	3	247,200.00	0.03%	7.048	357	80.00	613
02/01/10	28	4,879,700.97	0.62%	6.414	357	77.71	673
03/01/10	214	36,587,955.68	4.64%	6.541	358	79.44	665
Total	**4,698**	**788,104,589.02**	**100.00%**	**6.855**	**358**	**84.35**	**642**

Group II Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$382,006,594	$37,000	$1,000,000
Average Scheduled Principal Balance	$495,469		
Number of Mortgage Loans	771		
Weighted Average Gross Coupon	6.478%	4.750%	10.000%
Weighted Average FICO Score	664	541	803
Weighted Average Combined Original LTV	82.65%	47.77%	103.00%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	358 months	353 months	359 months
Weighted Average Seasoning	2 months	1 months	7 months
Weighted Average Gross Margin	5.525%	3.250%	8.000%
Weighted Average Minimum Interest Rate	6.465%	4.750%	9.750%
Weighted Average Maximum Interest Rate	12.465%	10.750%	15.750%
Weighted Average Initial Rate Cap	2.985%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	27 months	4 months	59 months
Maturity Date		October 1, 2034	April 1, 2035
Maximum Zip Code Concentration	0.88%	92101	
ARM	94.33%		
Fixed Rate	5.67%		
2/28 6 Mo LIBOR ARM	14.43%		
3/27 6 Mo LIBOR ARM	3.30%		
5/25 6 Mo LIBOR ARM	1.31%		
5YR IO 2/28 6 Mo LIBOR ARM	54.13%		
5YR IO 3/27 6 Mo LIBOR ARM	14.48%		
5YR IO 5/25 6 Mo LIBOR ARM	5.99%		
5YR IO 6 Mo LIBOR ARM	0.44%		
6 Mo LIBOR ARM	0.26%		
Fixed Rate	4.66%		
Fixed Rate 5Yr IO	1.01%		
Interest Only	76.05%		
Not Interest Only	23.95%		
Prepay Penalty: 0 months	19.93%		
Prepay Penalty: 12 months	8.40%		
Prepay Penalty: 24 months	47.92%		
Prepay Penalty: 36 months	23.75%		

First Lien	100.00%
Full Documentation	72.82%
Limited Income Verification	1.45%
No Income Verification	10.80%
Stated Plus Documentation	14.93%
Cash Out Refinance	37.58%
Purchase	58.49%
Rate/Term Refinance	3.93%
2 Units	2.83%
3 Units	0.46%
Condominium	6.77%
PUD	24.94%
Single Family	64.99%
Non-owner	0.40%
Primary	99.05%
Second Home	0.55%
Top 5 States:	
California	63.59%
New York	5.45%
Florida	4.61%
Maryland	2.23%
Massachusetts	2.06%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	4	169,650.00	0.04%	8.188	359	102.30	660
50,000.01 - 100,000.00	3	213,540.00	0.06%	7.757	359	101.30	728
100,000.01 - 150,000.00	8	990,348.49	0.26%	7.548	359	102.94	672
150,000.01 - 200,000.00	3	511,723.46	0.13%	7.866	358	102.99	670
200,000.01 - 250,000.00	3	659,050.00	0.17%	7.291	359	102.99	671
250,000.01 - 300,000.00	3	856,350.00	0.22%	7.208	359	103.00	660
300,000.01 - 350,000.00	2	620,050.00	0.16%	7.201	359	103.00	672
350,000.01 - 400,000.00	155	58,987,843.47	15.44%	6.580	358	84.09	654
400,000.01 - 450,000.00	160	68,327,503.49	17.89%	6.627	358	85.53	653
450,000.01 - 500,000.00	119	56,683,827.78	14.84%	6.433	358	84.22	664
500,000.01 - 550,000.00	92	48,329,399.10	12.65%	6.553	358	84.06	659
550,000.01 - 600,000.00	83	47,702,550.00	12.49%	6.492	358	82.85	664
600,000.01 - 650,000.00	54	34,072,493.64	8.92%	6.416	358	80.89	670
650,000.01 - 700,000.00	23	15,588,038.00	4.08%	6.197	358	80.39	674
700,000.01 - 750,000.00	18	13,271,076.79	3.47%	6.305	358	79.31	674
750,000.01 - 800,000.00	14	11,060,150.00	2.90%	6.002	358	73.88	709
800,000.01 - 850,000.00	12	9,892,000.00	2.59%	6.110	358	72.26	675
850,000.01 - 900,000.00	7	6,211,000.00	1.63%	6.104	358	69.62	674
900,000.01 - 950,000.00	2	1,860,000.00	0.49%	6.239	359	64.17	662
950,000.01 - 1,000,000.00	6	6,000,000.00	1.57%	6.250	357	70.44	706
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	5	2,284,000.00	0.60%	4.857	358	73.64	683
5.000 - 5.499	42	21,017,589.69	5.50%	5.285	359	79.66	711
5.500 - 5.999	185	99,062,985.19	25.93%	5.788	358	77.12	680
6.000 - 6.499	138	70,792,080.88	18.53%	6.227	358	79.99	662
6.500 - 6.999	214	106,765,037.07	27.95%	6.719	358	83.55	653
7.000 - 7.499	84	39,085,619.49	10.23%	7.190	358	90.27	659
7.500 - 7.999	69	30,322,118.44	7.94%	7.668	358	90.67	638
8.000 - 8.499	17	6,868,873.46	1.80%	8.186	359	97.74	628
8.500 - 8.999	14	5,337,490.00	1.40%	8.729	358	96.18	621
9.500 - 9.999	2	433,550.00	0.11%	9.636	359	100.00	733
10.000 -10.499	1	37,250.00	0.01%	10.000	359	102.99	654
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
525-549	10	4,180,900.00	1.09%	7.069	359	72.90	545
550-574	22	9,084,250.00	2.38%	7.122	358	78.12	567
575-599	33	15,673,400.00	4.10%	7.266	358	83.77	586
600-624	118	56,364,214.50	14.75%	6.690	358	82.15	612
625-649	141	70,117,632.57	18.36%	6.647	358	84.02	639
650-674	146	74,380,862.84	19.47%	6.404	358	81.00	662
675-699	148	71,966,715.09	18.84%	6.247	358	83.52	685
700+	153	80,238,619.22	21.00%	6.200	358	83.37	735
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	3	2,060,000.00	0.54%	5.748	359	47.92	728
50.00- 54.99	2	920,000.00	0.24%	6.500	359	54.12	543
55.00- 59.99	4	3,525,000.00	0.92%	6.513	359	58.23	649
60.00- 64.99	10	7,486,000.00	1.96%	5.805	358	62.99	662
65.00- 69.99	22	11,360,037.55	2.97%	6.216	358	66.76	652
70.00- 74.99	28	16,690,000.00	4.37%	6.369	358	72.12	648
75.00- 79.99	69	38,022,320.43	9.95%	6.220	358	77.65	644
80.00	331	168,741,676.00	44.17%	6.130	358	80.00	673
80.01- 84.99	26	13,022,421.00	3.41%	6.615	358	83.45	635
85.00- 89.99	63	29,219,295.79	7.65%	6.775	358	86.92	644
90.00- 94.99	77	35,167,947.47	9.21%	6.968	358	90.73	654
95.00- 99.99	37	17,683,494.50	4.63%	7.405	358	95.90	677
100.00	76	34,245,529.53	8.96%	7.417	359	100.00	683
100.01+	23	3,862,871.95	1.01%	7.400	359	102.98	670
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	771	382,006,594.22	100.00%	6.478	358	82.65	664
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	771	382,006,594.22	100.00%	6.478	358	82.65	664
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	27	13,601,247.47	3.56%	6.375	359	80.28	654
20.01 -25.00	11	6,426,200.00	1.68%	6.439	358	79.92	665
25.01 -30.00	34	16,447,150.00	4.31%	6.691	358	82.37	648
30.01 -35.00	55	26,569,798.55	6.96%	6.476	358	82.59	659
35.01 -40.00	87	44,979,015.30	11.77%	6.582	358	80.42	666
40.01 -45.00	128	64,025,853.49	16.76%	6.567	358	83.12	663
45.01 -50.00	192	94,568,910.08	24.76%	6.697	358	86.48	666
50.01 -55.00	237	115,388,419.33	30.21%	6.194	358	80.62	666
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	726	360,349,498.12	94.33%	6.465	358	82.52	662
Fixed Rate	45	21,657,096.10	5.67%	6.706	358	84.82	694
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	126	55,126,581.90	14.43%	6.859	358	85.80	642
3/27 6 Mo LIBOR ARM	28	12,599,621.00	3.30%	6.881	359	87.92	658
5/25 6 Mo LIBOR ARM	12	4,991,450.00	1.31%	6.288	359	75.90	643
5YR IO 2/28 6 Mo LIBOR ARM	406	206,770,807.53	54.13%	6.453	358	82.93	665
5YR IO 3/27 6 Mo LIBOR ARM	103	55,321,338.00	14.48%	6.190	358	78.78	666
5YR IO 5/25 6 Mo LIBOR ARM	46	22,872,700.00	5.99%	6.206	358	78.93	678
5YR IO 6 Mo LIBOR ARM	3	1,681,000.00	0.44%	5.568	358	75.45	635
6 Mo LIBOR ARM	2	985,999.69	0.26%	5.375	359	85.00	741
Fixed Rate	37	17,790,046.10	4.66%	6.736	358	85.70	697
Fixed Rate 5Yr IO	8	3,867,050.00	1.01%	6.571	358	80.76	685
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	566	290,512,895.53	76.05%	6.380	358	81.75	666
Not Interest Only	205	91,493,698.69	23.95%	6.791	358	85.52	656
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	143	76,150,882.18	19.93%	6.850	358	82.81	662
Prepay Penalty: 12 months	62	32,085,850.50	8.40%	6.795	358	83.16	659
Prepay Penalty: 24 months	382	183,051,515.44	47.92%	6.398	358	83.51	664
Prepay Penalty: 36 months	184	90,718,346.10	23.75%	6.216	358	80.61	667
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	771	382,006,594.22	100.00%	6.478	358	82.65	664
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	560	278,169,336.84	72.82%	6.350	358	80.62	661
Limited Income Verification	11	5,553,800.00	1.45%	6.661	358	76.37	655
No Income Verification	88	41,259,746.85	10.80%	6.651	358	85.12	653
Stated Plus Documentation	112	57,023,710.53	14.93%	6.962	358	91.39	685
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	291	143,539,850.15	37.58%	6.634	358	81.28	645
Purchase	452	223,450,425.57	58.49%	6.374	358	83.55	676
Rate/Term Refinance	28	15,016,318.50	3.93%	6.540	359	82.38	656
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 Units	20	10,825,400.69	2.83%	6.755	358	88.66	678
3 Units	3	1,764,000.00	0.46%	6.290	358	80.00	739
Condominium	54	25,845,091.11	6.77%	6.517	358	81.96	666
PUD	180	95,288,424.40	24.94%	6.454	358	81.81	667
Single Family	514	248,283,678.02	64.99%	6.473	358	82.81	661
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	4	1,543,150.00	0.40%	6.830	359	84.83	744
Primary	762	378,361,494.22	99.05%	6.471	358	82.61	663
Second Home	5	2,101,950.00	0.55%	7.464	358	89.30	737
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	4	1,914,173.46	0.50%	7.069	358	86.52	689
Arizona	4	2,432,150.00	0.64%	6.517	358	78.30	671
California	480	242,922,629.32	63.59%	6.277	358	81.70	668
Colorado	5	2,320,600.00	0.61%	6.916	358	90.37	644
District of Columbia	2	763,900.00	0.20%	7.323	357	94.71	664
Florida	35	17,606,597.47	4.61%	6.841	358	85.05	677
Georgia	11	5,491,931.49	1.44%	6.476	358	81.93	658
Illinois	16	7,347,500.00	1.92%	7.049	359	80.48	625
Indiana	3	1,660,000.00	0.43%	6.500	359	86.51	641
Kentucky	4	1,514,250.00	0.40%	6.553	358	80.76	619
Maryland	22	8,502,500.00	2.23%	6.776	358	84.04	649
Massachusetts	15	7,864,950.00	2.06%	7.537	359	84.04	629
Michigan	12	6,184,400.00	1.62%	6.988	358	84.21	625
Minnesota	8	3,500,850.00	0.92%	6.922	358	92.00	646
Missouri	12	5,431,566.79	1.42%	6.856	358	84.20	639
Nevada	13	7,632,150.00	2.00%	6.169	359	75.39	650
New Jersey	15	7,173,750.00	1.88%	6.823	359	85.86	677
New Mexico	1	470,000.00	0.12%	7.375	358	83.19	609
New York	41	20,834,050.69	5.45%	6.845	358	83.94	670
North Carolina	8	3,800,700.00	0.99%	6.895	359	89.29	684
Ohio	8	3,328,050.00	0.87%	7.762	358	92.96	676
Oklahoma	2	509,600.00	0.13%	5.735	359	84.99	750
Oregon	9	4,508,400.00	1.18%	6.364	359	81.31	660
Pennsylvania	3	1,057,050.00	0.28%	6.572	359	87.29	695
South Carolina	2	1,266,400.00	0.33%	6.139	358	80.00	657
Tennessee	3	1,143,600.00	0.30%	8.408	358	86.33	567
Texas	6	2,191,545.00	0.57%	6.352	358	84.85	645
Virginia	17	7,715,800.00	2.02%	6.767	358	86.77	665
Washington	8	4,062,500.00	1.06%	6.590	358	85.21	650
Wisconsin	2	855,000.00	0.22%	6.875	359	90.00	591
Total	**771**	**382,006,594.22**	**100.00%**	**6.478**	**358**	**82.65**	**664**

s

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000 - 3.499	2	2,000,000.00	0.56%	5.625	355	71.78	706
3.500 - 3.999	5	2,988,026.79	0.83%	6.070	356	77.13	674
4.000 - 4.499	3	1,943,693.64	0.54%	5.959	354	77.50	656
4.500 - 4.999	13	8,110,100.00	2.25%	6.192	358	77.18	662
5.000 - 5.499	314	160,702,347.24	44.60%	6.007	358	77.88	662
5.500 - 5.999	182	90,802,734.50	25.20%	6.521	358	82.40	656
6.000 - 6.499	140	65,273,082.55	18.11%	7.072	359	90.96	669
6.500 - 6.999	41	18,366,473.40	5.10%	7.438	358	90.69	666
7.000 - 7.499	19	8,296,800.00	2.30%	8.132	359	97.17	654
7.500 - 7.999	4	1,708,400.00	0.47%	8.013	359	96.00	647
8.000 - 8.499	3	157,840.00	0.04%	8.889	358	100.00	718
Total	**726**	**360,349,498.12**	**100.00%**	**6.465**	**358**	**82.52**	**662**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	5	2,284,000.00	0.63%	4.857	358	73.64	683
5.000 - 5.499	36	18,024,339.69	5.00%	5.288	358	79.65	707
5.500 - 5.999	183	97,874,585.19	27.16%	5.786	358	77.18	680
6.000 - 6.499	132	67,500,458.79	18.73%	6.224	358	79.92	659
6.500 - 6.999	197	98,480,563.06	27.33%	6.724	358	83.29	650
7.000 - 7.499	79	36,633,519.49	10.17%	7.195	358	90.47	657
7.500 - 7.999	67	29,210,768.44	8.11%	7.668	358	90.89	636
8.000 - 8.499	14	5,915,773.46	1.64%	8.189	359	99.44	636
8.500 - 8.999	12	4,388,490.00	1.22%	8.687	359	96.04	619
9.500 - 9.999	1	37,000.00	0.01%	9.750	358	100.00	605
Total	**726**	**360,349,498.12**	**100.00%**	**6.465**	**358**	**82.52**	**662**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	5	2,284,000.00	0.63%	4.857	358	73.64	683
11.000 -11.499	36	18,024,339.69	5.00%	5.288	358	79.65	707
11.500 -11.999	183	97,874,585.19	27.16%	5.786	358	77.18	680
12.000 -12.499	132	67,500,458.79	18.73%	6.224	358	79.92	659
12.500 -12.999	197	98,480,563.06	27.33%	6.724	358	83.29	650
13.000 -13.499	79	36,633,519.49	10.17%	7.195	358	90.47	657
13.500 -13.999	67	29,210,768.44	8.11%	7.668	358	90.89	636
14.000 -14.499	14	5,915,773.46	1.64%	8.189	359	99.44	636
14.500 -14.999	12	4,388,490.00	1.22%	8.687	359	96.04	619
15.500 -15.999	1	37,000.00	0.01%	9.750	358	100.00	605
Total	**726**	**360,349,498.12**	**100.00%**	**6.465**	**358**	**82.52**	**662**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	5	2,666,999.69	0.74%	5.497	358	78.98	674
3.000	721	357,682,498.43	99.26%	6.472	358	82.55	662
Total	**726**	**360,349,498.12**	**100.00%**	**6.465**	**358**	**82.52**	**662**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	726	360,349,498.12	100.00%	6.465	358	82.52	662
Total	**726**	**360,349,498.12**	**100.00%**	**6.465**	**358**	**82.52**	**662**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
09/01/05	5	2,666,999.69	0.74%	5.497	358	78.98	674
10/01/06	2	1,293,693.64	0.36%	5.625	353	79.75	648
12/01/06	4	2,676,995.29	0.74%	6.402	356	79.36	663
01/01/07	5	2,542,973.46	0.71%	7.176	357	93.00	648
02/01/07	55	28,013,004.04	7.77%	6.629	358	82.75	657
03/01/07	466	227,370,723.00	63.10%	6.527	359	83.59	660
11/01/07	2	2,000,000.00	0.56%	5.625	355	71.78	706
12/01/07	2	761,600.00	0.21%	5.750	356	79.86	675
01/01/08	3	1,436,750.00	0.40%	6.579	357	87.53	695
02/01/08	9	4,884,750.00	1.36%	6.524	358	74.87	635
03/01/08	114	58,172,759.00	16.14%	6.330	359	80.97	665
04/01/08	1	665,100.00	0.18%	5.999	359	90.00	664
12/01/09	1	650,000.00	0.18%	6.625	356	73.03	672
02/01/10	4	2,210,300.00	0.61%	5.863	358	77.20	672
03/01/10	53	25,003,850.00	6.94%	6.241	358	78.63	672
Total	**726**	**360,349,498.12**	**100.00%**	**6.465**	**358**	**82.52**	**662**